HEXO

MANAGEMENT'S DISCUSSION & ANALYSIS

For the years ended July 31, 2022 and 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2022

All dollar amounts in this Managements Discussions and Analysis ("MD&A") are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars ("USD") are expressed as US$.

Introduction

This MD&A of the financial condition and results of the operations of HEXO Corp and our subsidiaries (collectively, "we" or "us" or "our" or the "Company" or "HEXO") is for the year ended July 31, 2022. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol "HEXO" on both the Toronto Stock Exchange ("TSX") and the National Association of Securities Dealers Automated Quotations ("Nasdaq"). This MD&A is supplemental to, and should be read in conjunction with, our audited consolidated financial statements ("financial statements") for the year ended July 31, 2022. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital at July 31, 2022, and forecasted cash flows require additional capitalization in order to meet the Company's obligations for the foreseeable future. Please see Note 3 of the financial statements, and Liquidity and Capital Resources - Going concern section of this MD&A, for a more detailed discussion.

This MD&A is dated October 31, 2022.

Company Overview

HEXO is a consumer-packaged goods ("CPG") cannabis company with a leading adult-use market share in Canada. Our business focuses on the cultivation, production, manufacturing and sale of cannabis and cannabis 2.0 derivative products. The Company's primary addressable markets are the Canadian adult-use market, the U.S. CBD medical state-level markets, the global medical market (where permitted by regional legislation) and the Canadian medical market.

We pride ourselves in developing innovative award-winning products, which has been evident in our product offering from the beginning.  From our early innovation of Canadas first oil spray, Elixir to the introduction of the 28g format and straight edge pre-rolls, we strive to develop the right products for the market at the right time. We are committed to putting consumers at the center of everything we do by ensuring we understand them, and the needs that cannabis can address or enhance in their lives.  This data driven approach is at the core of our innovation pipeline and is coupled with our keen focus on delivering safe, reputable, high-quality cannabis products to our customers and consumers.

HEXO is headquartered in Gatineau, Quebec, which is home to our first and largest cultivation campus. We also have cultivation and manufacturing locations in the Niagara region of Ontario. The Company's introductory footprint outside of Canada is the manufacturing facility in Fort Collins, Colorado where we manufacture and sell CBD Powered by HEXO® products. Through a partnership with Molson Coors, we have taken HEXO to 26 states in the U.S. with our cannabis product offerings.

We are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally pursuant to all applicable international regulations.

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Strategy and Outlook

In the second half of FY22, HEXO initiated a complete reset of the organization, bringing on a new management team and refreshing the Board of Directors. The new management team conducted a holistic review of the Company's strategy and operations, with the goal of refocusing HEXO to concentrate on profitable growth and its role as a leader in the Canadian adult-use and medical cannabis markets.

To accomplish this objective, HEXO management identified three critical pillars - aligning for success, delivering profit and growth, and delivering the preferred cannabis experience to our customers and stakeholders.

Aligning For Success - HEXO is committed to refocusing the Company to serve and excel in the core Canadian markets, adult-use and medical cannabis. The Company established a modified "made to order" cultivation practice to streamline demand planning and enable the Company to meet the supply needs of its clients and customers with clean, consistent and cost-effective products. HEXO has curated a leaner product portfolio, including the Company's most popular and best-selling flower and pre-roll products; integrating best cultivation practices gained through the Company's business acquisitions, improving flower output and ensuring consistent THC, terpenes, flavonoids and size throughout its consolidated operations.

Delivering Profit & Growth - The Canadian cannabis industry has shifted from prioritizing rapid expansion and growth, to becoming leaner, more cost-efficient and having a sharper focus on achieving near-term profitability. HEXO has prioritized rightsizing operations through the culling of underperforming assets and targeting an aggressive reduction in overhead expenses, including personnel. Through the rigorous review of its products, HEXO is curating its product offerings to focus on top gross margin generating SKUs and uses the "made to order" demand process to limit exposure to aged-out products and the associated impairments and inventory write-downs. HEXO is also refocusing on the medical market, as the Company anticipates accretive opportunities to bolster net sales at higher average gross margins, while better serving Canadian medical clients.

Preferred Cannabis Experience - HEXO's goal is to provide the preferred cannabis experience for the three key tiers of its distribution - the provincial boards, its retailers, and its end consumers. Establishing the Company as a long-term valued partner to the provincial boards is key to longevity in the cannabis industry. HEXO will deliver a consistent, safe and affordable supply of its products while complying with the highest quality standards that each market demands. Educating HEXO's retailers on the products is also critical to providing this preferred cannabis experience.

Acquisition of Senior Secured Convertible Note by Tilray Brands Inc. ("Tilray")

On July 12, 2022, pursuant to a transaction agreement dated April 11, 2022 and amended pursuant to an amending agreement dated June 14, 2022 (together, as amended, the "Note Transaction Agreement") among HEXO, Tilray and HTI, the terms of the outstanding Senior Secured Convertible Note were amended and restated (as amended and restated, the "Amended Note") and the Amended Note was immediately thereafter assigned to Tilray pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the "Assignment and Assumption Agreement", and together with the Note Transaction Agreement and the Amended Note, the "Note Transaction").

HEXO shareholders approved certain matters relating to the Note Transaction on July 4, 2022. The Company also received, in respect of the Note Transaction, approval of the TSX.

Upon closing of the Note Transaction, Tilray acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Amended Note. The purchase price paid by Tilray to HTI for the Amended Note was US$155 million, reflecting a 10.8% discount on the outstanding principal amount. As consideration for the Amended Note, HEXO issued 56,100,000 Common Shares and 11,674,266 rights exercisable for Common Shares to HTI, representing (x) 12% of the outstanding principal of the Amended Note at the closing, divided by (y) $0.40. Pursuant to the Transaction Agreement, Tilray nominated two individuals to HEXO's board of directors. Tilray is also entitled to an observer to attend HEXO's board of directors' meetings.

The conversion price of the Amended Note of the US$ equivalent of $0.40 per share implies that, as of July 11, 2022, Tilray would have the right to convert into approximately 48% of the Common Shares (on a non-diluted basis). HEXO did not receive any proceeds as a result of Tilray's purchase of the Amended Note from HTI.

Concurrently with the closing of the Note Transaction, HEXO and Tilray also finalized and entered into various commercial agreements (collectively, the "Commercial Agreements") covering the following key areas:

• Co-Manufacturing: HEXO and Tilray have agreed to complete certain production and processing as a third-party manufacturer of products for the other. The co-manufacturing agreement entered into by HEXO and Tilray initially contemplates the manufacturing of V-Cone Pre-rolls in bulk format by Tilray for HEXO, using production equipment supplied by HEXO, and the manufacturing of gummies and straight edge pre-rolls by HEXO for Tilray.

• International Sales: HEXO and Tilray have agreed to leverage Tilray's existing facility in Portugal and will negotiate a mutually agreeable international supply agreement providing for the transfer by HEXO to Tilray of HEXO's customers in certain international markets, to the extent legally permitted, and in certain circumstances, HEXO will source and purchase all of its cannabis products for international markets, excluding Canada and the United States, exclusively from Tilray.

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• Procurement and Cost Savings: HEXO and Tilray have executed a procurement and cost savings agreement to identify and take advantage of cost savings in their respective businesses. Under the agreement, the parties will share certain services to achieve efficiencies and savings, including administrative services, third-party commercial services, procurement and internal distribution services. The agreement creates an Efficiencies Committee, reflecting joint and equal representation from both companies, to periodically identify additional cost savings and shared cost opportunities that can be realized in their respective operations. As part of these initiatives, the parties have agreed to share in the resulting cost savings realized from HEXO's Belleville facility, with HEXO paying Tilray US$10 million fee for such shared savings and future access to Tilray production capacity, to be paid in equal installments monthly over FY23.

• Advisory Services and Monthly Fee: Under an advisory services agreement, Tilray may provide HEXO with certain advisory services on an "as needed basis" in the areas of investor relations, internal audit, marketing and market positioning. HEXO has agreed to pay Tilray a monthly fee of US$1.5 million for these advisory services (see section 'Amended senior secured convertible note (Tilray)').

$180 million Equity Backstop Financing

In addition to the Note Transaction, HEXO has entered into an agreement with an affiliate of KAOS pursuant to which HEXO, KAOS and such other parties included in the standby commitment (collectively, the "Standby Parties"). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for a maximum aggregate of $5 million of Common Shares per month over a period of 36 months. The Common Shares are expected to be issued at a 7% discount to the 20-day volume weighted average price of HEXO's shares on the Toronto Stock Exchange at the time the demand is made. The maximum standby commitment is expected to be $180 million over the term of the Standby Agreement (the "Standby Commitment"). A 3% Standby Commitment fee payable in Common Shares was due upon the execution of the Standby Agreement. As a result, the Company issued 10,843,373 common shares to KAOS.

Approvals from the TSX and the Company's shareholders and the exemptive relief order from the Autorité des Marchés Financiers and each of the securities regulatory authority in each of the other provinces and territories of Canada were received by the Company respectively on May 13, 2022, on June 14, 2022 and August 19, 2022. As at the date of this MD&A, the prospectus supplement qualifying the Stand-By Commitment Shares had not been filed and the Stand-By Commitment has therefore not been drawn upon.

Zenabis Group Filing for protection under the Companies' Creditors Arrangement Act ("CCAA")

On June 17, 2022 (the "CCAA Filing Date"), Zenabis as well as Zenabis' direct and indirect wholly-owned subsidiaries (collectively, "Zenabis") commenced proceedings by filing a petition (the "CCAA Petition") with the Superior Court of Québec (the "SCQ") for protection under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure their business and financial affairs, pursuant to an order granted by the SCQ on the same day. Said order was amended and restated by the Court on July 5, 2022 (collectively, as further amended or restated from time to time, the "Initial Order"). Pursuant to the Initial Order, Ernst & Young Inc., a licensed insolvency trustee, was appointed as monitor in the CCAA Proceedings (in such capacity, the "Monitor"). The CCAA Petition was limited to Zenabis and neither HEXO nor any of its subsidiaries, other than the members of Zenabis, are petitioners or parties to the CCAA proceedings. On July 5, 2022, the SCQ granted an order (the "Bidding Procedures Order"), authorizing Zenabis to undertake a sale and investment solicitation process ("SISP") for the sale of their business, property, assets and undertaking (collectively, the "Business") of Zenabis. The SISP was conducted by the Monitor and Zenabis.

Among other things, the Bidding Procedures Order was: (a) approving the SISP and ratifying the fully binding and conditional agreement of purchase and sale between the Petitioners, as vendors, and 2657408 Ontario Inc. ("265 Ontario" or the "Stalking Horse Bidder"), as purchaser, dated June 16, 2022 (as amended on July 5, 2022, the "Stalking Horse Agreement"), subject to the Stalking Horse Agreement and the transactions provided therein to be submitted to the Court for consideration in a subsequent application upon completion of the SISP or upon termination thereof, (b) approving certain protections granted to the Stalking Horse Bidder pursuant to the Stalking Horse Agreement; and (c) authorizing and directing the SISP to be conducted in accordance with the bidding procedures  (the "Bidding Procedures") governing the solicitation of offers or proposals (each a "Bid") for the acquisition of the Business or some portion thereof. Pursuant to the Stalking Horse Agreement between the 265 Ontario and the Zenabis Group, 265 Ontario proposed to enter into a transaction whereby it would acquire all of almost all of the assets and business of Zenabis in consideration of a credit bid of all or part of the amount outstanding on the Zenabis Debenture, the whole in accordance with the terms and conditions of the Stalking Horse Agreement.

Since the implementation of the SISP on July 5, 2022, the Bidding Procedures required that 265 Ontario be consulted and consent to material changes to the SISP. At the expiration of the SISP on August 15, 2022, 265 Ontario’s stalking horse bid was and remained the only offer for the acquisition of Zenabis’ operations as a going concern. On October 7, 2022, the SCQ approved 265 Ontario’s stalking horse bid. As of the date of this MD&A, the transaction is expected to close either on October 31, 2022 or shortly thereafter, following which the Company will no longer have any direct or indirect shareholdings in or corporate affiliation with the Zenabis Group.

Upon filing for CCAA, management determined that control of Zenabis was lost due to the cessation of management's ability to have the power to direct the relevant activities of Zenabis.  Substantive rights were granted to other parties through the CCAA proceedings that restricted the decision-making ability of HEXO to the extent that HEXO is unable to demonstrate power over Zenabis. As a result, HEXO ceased to control Zenabis on the date that the investee filed for CCAA. As a result of the loss of control, the Company has recognized a net gain on derecognition of the net assets of Zenabis in Other comprehensive income.

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HEXO Corp. House of Brands

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Truss Beverage Co.

The Company currently serves the Canadian cannabis beverage market through Truss Beverage Co. ("Truss"), our business venture with Molson Coors Canada ("Molson Canada"). Truss is a market leader in developing and producing a vast range of cannabis beverages that focus on great taste, consistency, and choice for consumers.

Truss beverage products continue to be one of the top cannabis beverage market share positions in Canada with 36% of total sales1.

Cannabis beverage related operations were conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or "HEXO CIB") under HEXO's licensing before October 1, 2021 when Truss obtained its own manufacturing and processing license. Under the new arrangement, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss received its independent selling license from Health Canada and is expected operationalize the license in Fiscal 2023.

As a part of the Company's holistic review of its business plan and strategy, management is exploring its options regarding the future of its investment in Truss. See section 'Operating Expenses' for impairment on Truss.

HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company.  We've established HEXO USA Inc. ("HEXO USA") - a wholly owned US based entity created to facilitate our expansion into the US hemp market. We have also created a second joint business venture, Truss CBD USA LLC ("Truss CBD USA2") with Molson Coors.  Established in Colorado, Truss CBD USA is majority owned by Molson Coors and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. Truss CBD USA is now present across select grocery markets within Colorado and offers products in an additional 25 states.

The Company's new management is undergoing an assessment and revision of the HEXO USA business plan and sales strategy which includes the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. This strategy can be applied to CBD and minor cannabinoid-based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

During Q4'22 management ceased its selling efforts of the Fort Collins facility and has concluded to continue to own and actively operate its facility in Colorado.

1 Per HiFyre retailer sales data based on $ sold for the 12 months ended September 30, 2022.

2 The operations of Truss CBD USA are currently not significant to the financial results of HEXO.  Truss CBD USA and HEXO's activities in relation to it will be conducted in accordance with all applicable laws.

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Acquisitions and Consolidations

The Company has completed three business acquisitions since Q4'21 and the acquisition dates and applicable periods of consolidated results are stated in the table below:

Entity	Business Acquisition Date	Effective Period of Financial Results
		Q4'22	Q3'22	Q4'21
Zenabis*	June 1, 2021	Up to and including July 16, 2022	Full period	June 1 - July 31, 2021

Redecan	August 30, 2021	Full period	Full period	Not applicable

48North	September 1, 2021	Full period	Full period	Not applicable

* See section 'Zenabis Group Filing for Protection under the Companies Creditors Arrangement Act (CCAA).'

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three months ended July 31, 2022, April 30, 2022, and July 31, 2021, and the years ended July 31, 2022 and July 31, 2021.

	For the three months ended			For the year ended
CONDENSED FINANCIAL RESULTS	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	$	$	$	$	$
Revenue from sale of goods	60,227	63,590	53,022	265,418	173,081
Excise taxes	(17,910)	(18,021)	(14,365)	(74,717)	(49,583)
Net revenue from sale of goods	42,317	45,569	38,657	190,701	123,498
Ancillary revenue	177	-	103	402	271
Net revenue	42,494	45,569	38,760	191,103	123,769

Cost of goods sold	(83,432)	(55,179)	(37,261)	(282,985)	(94,703)
Gross loss before fair value adjustments	(40,938)	(9,610)	1,499	(91,882)	29,066

Fair value adjustments[1]	5,075	4,335	1,735	16,210	19,732
Gross profit/(loss)	(35,863)	(5,275)	3,234	(75,672)	48,798

Operating expenses	(73,903)	(127,704)	(63,116)	(992,053)	(134,293)
Loss from operations	(109,766)	(132,979)	(59,882)	(1,067,725)	(85,495)

Other expenses and losses[2]	3,592	(19,723)	(9,630)	(44,696)	(29,664)
Loss before tax	(106,174)	(152,702)	(69,512)	(1,112,421)	(115,159)

Current and deferred tax recovery	5,787	7,697	397	38,813	397
Other comprehensive income	(1,980)	(1,658)	1,156	17,323	1,152
Total net loss and comprehensive loss	(102,367)	(146,663)	(67,959)	(1,056,285)	(113,610)

1Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

2 Net interest expenses and non-operating income (expenses)

BALANCE SHEET	July 31, 2022	April 30, 2022	July 31, 2021
	$	$	$
Operational Cash	83,238	63,590	67,462
Adjusted Working Capital	146,950	(228,697)	557,619
Inventory and Biological assets	82,315	152,385	149,611
Debt outstanding (undiscounted)	234,755	372,044	566,377

  The Company’s Adjusted EBITDA loss was $7,467, an improvement of $10,870 quarter over quarter, from $18,337 as the result of managements cost savings initiatives.
  The Company’s general, administrative, selling, marketing and promotion and R&D expenses were reduced by $13,719or35% quarter over quarter and by $5,967 or 25% from Q4’21.
  On June 17, 2022, the Company’s subsidiary Zenabis filed for CCAA and as a result of the loss of control, the Company has deconsolidated the net assets of Zenabis. Inclusive of this, is the derecognition of the $51.7 million legacy, senior debt.
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Summary of Results

Revenue

The following table represents the Company disaggregated net revenues by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Units	Q4'22	Q3'22	Variance ($)	Variance (%)	Q4'21	Variance ($)	Variance (%)
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis net revenue		$34,519	31,125	3,394	11%	24,557	9,962	41%
Dried grams and gram equivalents sold (kg)	kg	23,306	18,481	4,825	26%	12,385	10,921	88%

ADULT-USE (BEVERAGES)
Adult-use cannabis net revenue		$5,112	4,059	1,053	26%	5,193	(81)	(2%)
Dried grams and gram equivalents sold (kg)	kg	8,393	4,391	4,002	91%	5,934	2,459	41%

DOMESTIC MEDICAL
Domestic medical net revenue		$612	672	(60)	(9%)	198	414	209%
Dried grams and gram equivalents sold (kg)	kg	108	138	(30)	(22%)	73	35	48%

WHOLESALE
Wholesale cannabis net revenue		$2,240	3,267	(1,027)	(31%)	1,899	341	18%
Dried grams and gram equivalents sold (kg)	kg	2,526	3,157	(631)	(20%)	2,264	262	12%

INTERNATIONAL
International cannabis net revenue		$(346)	6,446	(6,792)	(105%)	6,810	(7,156)	(105%)
Dried grams and gram equivalents sold (kg)	kg	461	2,407	(1,946)	(81%)	2,600	(2,139)	(82%)

Net revenue from sale of goods		$42,317	45,569	(3,342)	(7%)	38,657	3,660	9%

The following table represents the Company disaggregated gross revenues by sale stream for the past three fiscal years.

For the years ended	July 31, 2022	July 31, 2021	July 31, 2020
	$	$	$
Retail (excluding beverage)	211,744	143,098	101,713
Cannabis beverage retail	16,369	15,821	2,851
Medical	3,395	1,769	3,299
Wholesale	13,538	2,458	995
International	20,372	9,935	1,291
Total gross revenue from the sale of goods	265,418	173,081	110,149

ADULT-USE SALES

Non-Beverage Adult-Use Sales

The Company's Q4'22 adult-use net sales experienced growth in the key markets of Ontario and Alberta of 22% and 29%, respectively, due to greater availability of supply and increased velocity of highly demanded products. This resulted in improved net sales of 11% quarter over quarter. Seasonality associated with the summer months (the Company's fourth quarter each fiscal year) also generally improves adult-use net sales when compared to the previous quarter.

Net sales grew 41% compared to Q4’21 due to $17,796 of accretive net sales contributed by business acquisitions.

The Company's organic adult-use net sales declined by 32% from Q4'21 due to increased market competition and a reduction in average market price per gram and gram equivalents sold.  Net sales attributed to Zenabis in the period were $510.

Beverage Based Adult-Use Sales

Sales from the Cannabis Infused Beverages (“CIB’s”) revenue stream effectively represents the sales activity of the Company’s joint business venture with Molson Canada, Truss. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtains its own separate license from Health Canada. On October 1, 2021, Truss obtained their Health Canada manufacturing license. Under the new arrangement, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss LP obtained its own Cannabis selling license. However, the purchase arrangement has remained unchanged until Truss has operationalized its selling license, which is expected in fiscal 2023.

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In Q4'22 net beverage sales increased by 26% quarter over quarter as the result of newly launched products and higher summer demand for beverages. Cannabis beverage sales remained flat as compared to Q4'21.

Following the receipt of their cannabis manufacturing license, Truss LP sells CIB's to the Company which are then sold at a $nil margin and are free of excise tax.

INTERNATIONAL SALES

During the period, international net revenues decreased 105% from the previous quarter. The Company recognized price concessions of $1,654, as the result of a negotiated payment plan with an international client. Other factors included a velocity slowdown in the Israel medical cannabis market and the impact of filing Zenabis for protection under the CCAA, which resulted in recognizing $1,308 of sales from May 1, 2022 to June 16, 2022, as compared to $3,779 in the prior quarter. International sales are subject to fluctuation quarter over quarter. While management monitors for international opportunities, under the Company's revised strategy, there is a refocused effort on the domestic Canadian market.

Similarly, international net sales decreased 105% when compared to Q4'21 as the result of the lower Israeli market demand.

DOMESTIC MEDICAL SALES

Domestic net medical revenue remained relatively consistent quarter over quarter. As compared to Q4'21, domestic net medical revenue increased $414 due to the Company's acquisition of Redecan in Q1'22, thereby expanding the Company's Canadian medical market share.

WHOLESALE REVENUE

Wholesale activity consists of transactions held between the Company and other licensed entities. These sales are generally large quantities at competitive, bulk sale prices which vary from sale to sale. Wholesales are also free of excise taxes, as this burden belongs to the purchaser.

During the quarter, the Company’s wholesale revenues declined 31% from Q3’22, as a result of shifting supply to service the adult-use market. As compared to Q4’21, sales have increased by 18% due to fluctuations in the wholesale market. Sales attributed to Zenabis in the period were $247.

By nature, the wholesale sales segment is subject to volatility. Management will assess wholesale agreement opportunities as they arise. However, the Company’s focus remains on the adult-use market.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company's net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and International medical based sales are free of excise taxes.

As a percentage of gross sales in the period, excise taxes have increased to 2% from 27% in Q4’21 as the result of a 9% higher, excise tax applicable, sales composition (adult-use and medical vs. international, wholesales and CIBs). Quarter-over-quarter, excise taxes as a percentage of gross sales increased moderately by 1.4%, also due to a shift in excise tax applicable sales composition.

Cost of Sales and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected cost to complete and selling costs and includes certain management estimates.

The crystallized fair value, as the result of the purchase price accounting resulting from mergers and acquisitions, and subsequent sales have been removed from gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in 'Realized fair value amounts on inventory sold.' However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost base upon acquisition and are recorded in Cost of goods sold.

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The following table summarizes and reconciles the Company's gross profit line items per IFRS to the Company's selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section 'Non-IFRS Measures' for definitions.

	For the three months ended			For the year ended
	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	$	$	$	$	$
Net revenue from sale of goods	42,317	45,569	38,657	190,701	123,769
Adjusted cost of sales	(37,281)	(35,536)	(28,500)	(144,111)	(87,322)
Gross profit before adjustments	5,036	10,033	10,157	46,590	36,447
Gross margin before adjustments	12%	22%	26%	24%	29%

Write off of biological assets and destruction costs	-	-	-	(2,340)	-
Write off of inventory	(6,768)	(1,973)	(1,181)	(14,297)	(2,182)
Write (down)/up of inventory to net realizable value	(36,331)	(13,274)	(5,308)	(99,739)	(2,927)
Crystallization of fair value on business combination accounting	(3,052)	(4,396)	(2,272)	(22,498)	(2,272)
Gross (loss)/profit before fair value adjustments	(41,115)	(9,610)	1,396	(92,284)	29,066

Realized fair value amounts on inventory sold	(11,826)	(8,903)	(14,148)	(43,455)	(31,767)
Unrealized gain on changes in fair value of biological assets	16,901	13,238	15,883	59,665	51,499
Gross (loss)/profit	(36,040)	(5,275)	3,131	(76,074)	48,798

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
July 31, 2022	$	$	$	$	$	$	$
Net revenue from the sale of goods	34,519	612	(346)	2,420	37,204	5,112	42,317
Adjusted cost of sales	(29,314)	(287)	(682)	(1,886)	(32,169)	(5,112)	(37,281)
Gross profit before adjustments ($)	5,205	325	(1,028)	534	5,036	-	5,036
Gross margin before adjustments (%)	15%	53%	(297%)	22%	14%	0%	12%

April 30, 2022	$	$	$	$	$	$	$
Net revenue from the sale of goods	31,125	672	6,446	3,267	41,510	4,059	45,569
Adjusted cost of sales	(25,433)	(344)	(3,082)	(2,618)	(31,477)	(4,059)	(35,536)
Gross profit before adjustments ($)	5,692	328	3,364	649	10,033	-	10,033
Gross margin before adjustments (%)	18%	49%	52%	20%	24%	-	22%

July 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	24,557	198	6,810	1,899	33,464	5,193	38,657
Adjusted cost of sales	(21,652)	(116)	(2,383)	(3,125)	(27,276)	(3,496)	(30,772)
Gross profit before adjustments ($)	2,905	82	4,427	(1,226)	6,188	1,697	7,885
Gross margin before adjustments (%)	12%	41%	65%	(65% )	18%	33%	20%

Adult-Use (excluding beverages)

The Company's total non-beverage gross margin before adjustments has decreased from the previous quarter due unfavorable variances and the under absorption rates at the Company's Belleville, centralized production facility as it wound down throughout the period. The non-beverage, adult-use adjusted gross margin remained relatively consistent when compared to Q4'21.

International

Before the impact of $1,654 in price concessions recognized in the period, the Company’s adjusted international gross margin remained relatively consistent quarter over quarter and has declined by 18 percentage points from Q4’21. The Company’s international sales and the associated gross margins may vary from period to period as they are dependent upon the specific purchase order arrangements.

10 MD&A

Wholesale

The wholesale gross margin before adjustments moderately increased compared to Q3'22 and Q4'21. As previously disclosed, the Company's wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers.

Cannabis Infused Beverages

The adult-use beverage gross margin amounts to $nil after the derecognition of CIB operations under the old services agreement, and the recognition of certain production variances. As discussed in the Company's CIB division section (see section 'HEXO CIB') Truss received its cannabis manufacturing license on October 1, 2021 and selling license on May 2, 2022. However, Truss has not operationalized its selling license or enabled the license to be able to sell into the provincial boards.

IMPAIRMENTS AND WRITE OFFS

During Q4’22 the Company incurred impairments of $36,331 related to aged out and excess inventories. The Company destroyed and wrote off costs of $6,768 primarily associated with the shut down of the Belleville facility and unsellable stock. Management is intent on mitigating the impact of future inventory impairments and write offs through the execution of its updated strategy, specifically the modified ‘made to order’ demand planning cycle.

During the year ended July 31, 2022, along with the above impairments recognized in Q4'22, the Company recorded an additional $63,408 of impairments, of which, $36,197 was due to the cessation of the KIT project which would have used significant biomass to commission the equipment. During the year ended July 31, 2022, the Company also recorded $7,529 of write offs pertaining to aged and unsellable inventory and certain stock associated with the decommissioning of facilities. The Company also destroyed and wrote off $2,340 of biological assets upon the wind down of a facility and due to an overheating issue, which has since been remediated.

The Company recorded $5,109 of write offs and net write downs to NRV in the year ended July 31, 2021. In addition to the above, these net losses were due to the following;

  The Company destroyed $2,182 of aged cannabis inventory; and incurred an additional $4,529 of impairment related to excess and obsolete cannabis materials; and
  A reversal of impairment of $1,602 was due to the Company realizing sales of previously written down adult-use dried flower product.

FAIR VALUE ADJUSTMENTS

During the three months ended July 31, 2022, the unrealized gain on changes in fair value of biological assets increased 6% from Q4’21. The net growth is the result of higher average plants on hand due to business combinations, offset by a change in the Company’s estimated trim value, which is now valued at $nil. The unrealized gain on changes in fair value of biological assets in FY22 increased 16% from FY21 due to those reasons outlined above.

The realized fair value adjustment on inventory sold during the period decreased 16% relative to Q4'21 due to lower average selling prices per gram sold as well as impact of inventory impairment due to general aged out stock. The realized fair value adjustment on inventory sold during FY22 as compared to FY21 has increased 37%, on trend with the increase net sales and volumes sold, as well as impacted by the impairment of general aged out stock.

Operating Expenses

	For the three months ended			For the year ended
	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	$	$	$	$	$
General and administration	12,586	23,605	19,160	81,243	54,543
Selling, marketing and promotion	4,975	5,366	3,665	22,932	10,348
Share-based compensation	786	5,769	827	14,396	11,731
Research and development	231	540	934	3,216	3,835
Depreciation of property, plant and equipment	2,652	1,579	1,728	7,428	6,097
Amortization of intangible assets	3,338	2,957	1,002	21,347	2,050
Restructuring costs	3,788	2,804	1,562	15,105	3,283
Impairment of property, plant and equipment	7,899	83,171	19,350	215,003	20,230
Impairment of intangible assets	-	-	-	140,839	-
Impairment of goodwill	-	-	-	375,039	-
Loss on onerous contract	1,000	-	-	1,000	-
Impairment of investment in joint venture and associates	30,835	-	-	57,760	-
Disposal of long-lived assets	-	-	-	-	1,294
Loss/(gain) on disposal of property, plant and equipment	396	(2,935)	19	(2,466)	64
Acquisition, integration and transaction costs	5,417	1,175	14,869	35,538	17,174
Health Canada recovery fee	-	3,673	-	3,673	3,644
Total	73,903	127,704	63,116	992,053	134,293

11 MD&A

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. general and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

The Company’s general and administrative expenses decreased 47% quarter over quarter as the result of management’s cost savings initiatives. Most notably, management reduced net payroll expenses by 63% by rightsizing and restructuring the business, inclusive of shutting down the Belleville facility and reducing consulting spend by replacing consultants with full time employees. Due to the loss of control of Zenabis upon the filing of CCAA, savings of $911 were realized. Professional fees were tapered by 20% as the legal and other professional fees associated with the closing the definitive agreement with Tilray and procedures for Zenabis filing for CCAA wrapped up.

As compared to Q4’21, general and administrative expenses have decreased by 34%, driven by total net payroll reductions, as stated above. Increases in professional fees, relating to audit costs, internal control engagements and legal fees were essentially washed with net savings in general and facility expenses as the result of the Company closure of the Belleville, Langley and Stellarton facilities throughout the fiscal year.

Audit, internal controls support, legal, consulting and professional fees have increased as the Company has increased in both complexity and size (due to M&A activity) year over year.

Total general and administrative expenses for the year ended July 31, 2022 increased 49% when compared to fiscal 2021. The increase is due to the increased scale and size of the Company, most notably due to the acquisition of Redecan in Q1’22. Also contributing to the total increase was the increased involvement and reliance of consultants and the general increase of legal, audit and other professional fees.

SALES, MARKETING AND PROMOTION

The Company’s net sales, marketing and promotion expenses decreased 7%, quarter over quarter as a result of cost savings realized through the consolidation of the Company's sales force.

The Company’s Q4’22, marketing and promotion expenses increased by 36% as compared to Q4’21 as the result of the acquisition of Redecan and the associated additional sales, marketing and promotional costs to support the Redecan brands and business. The Company’s organic marketing and promotion expenses decreased as the result of the above.

Compared to the year ended July 31, 2021, the increase of 122% was driven by the additional average headcount throughout the period, and marketing programs following the acquisitions of Redecan, 48North and Zenabis.

SHARE-BASED COMPENSATION

Share-based compensation in Q4'22 diminished quarter over quarter on a net basis, as the result of a 54% decrease in the Company's share price and the resultant impact on the revaluation gain on the RSU and DSU liabilities. The Company incurred $1,126 of accelerated share-based compensation upon the termination of former executives.  In Q3'22, share-based compensation increased as a result of the granting of 4,088,386 deferred share units during the quarter.

When compared to the three and twelve months ended July 31, 2021, share based compensation increased due to a combination of the issuance of deferred share units and acceleration of certain share-based awards to terminated executives and directors.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment in operating expenses has increased from Q3'22 and Q4'21 primarily as the result of a change in accounting estimate, resulting in the acceleration of deprecation. This also contributed to the net increase in depreciation during the year ended July 31, 2022 as compared to fiscal year 2021, along with the additional assets acquired through business acquisitions.

AMORTIZATION OF INTANGIBLE ASSETS

In Q4'22, amortization of intangible assets increased moderately from the previous quarter due to an accelerated useful life on the Company's outgoing ERP system.

12 MD&A

The significant increases in amortization expenses during the three and twelve months ended July 31, 2022 when compared to the comparative period of fiscal 2021 is due to the additional intangible assets, (cultivation license, brands and production Know-how asset) acquired through business combinations.

RESTRUCTURING COSTS

In Q3'22, management announced the closure of the Belleville manufacturing center. During the three months ended July 31, 2022, the Company decommissioned the facility and phased out the onsite processing operations, resulting in the recognition of restructuring payroll related costs. The Company also recognized $1,150 in executive severance.

During the year ended July 31, 2022, the Company underwent significant restructuring activities in order to rightsize operations. This included the shutdown of the Stellarton and Belleville manufacturing facilities, the operations of 48North and departmental restructuring across the business. These actions are the result of management better positioning the Company's headcount and operational footprint to reduce expenses and drive towards profitability.

During the comparative three and twelve months ended July 31, 2021, the Company incurred expenses related to restructuring Zenabis and its management team.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

During fiscal year 2022, the Company recognized significant impairment to property, plant and equipment as the Company undertook necessary measures to reduce its operational footprint and align to a path to profitability.

In Q4'22, certain assets held for sale were revalued to their estimated recoverable amounts as a result of changing market conditions. Certain cultivation equipment and leasehold improvements were also impaired as the result of exiting the leased Belleville facility. During Q3'22, management announced the closing of the Belleville facility which was ultimately decommissioned and exited in July 2022. As a result, in Q3'22, the Company impaired the related leasehold improvements, right of use asset, non-transferable cultivation and production equipment and remaining construction in progress at the site. Additional impairments were identified as a result of management's assessment of future production capacity needs. This assessment resulted in the impairment of certain buildings and equipment acquired as part of the Zenabis business combination and the reflection of their expected fair market values. Also, during the fiscal year, in Q2'22, management canceled the KIT extraction project and all capitalized costs have been impaired to $nil.

All recoverable amounts were determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy.

During the three and twelve months ended July 31, 2021 the Company recognized impairment losses related to the abandonment of the leased cultivation facility, acquired through business combination on June 1, 2021.

IMPAIRMENT OF INTANGIBLE ASSETS

During the year ended July 31, 2022, impairments to the Company’s acquired and capitalized brands, capitalized licenses from acquired cultivation facilities recognized on business combinations and the production Know-how asset were recognized. The impairments were the result of the Company’s new management reforecasting of the estimated future cash flows and the economic benefits to be derived from said assets.

There were no impairments of intangible assets in Q4'22 or in the comparative three- and twelve-months ended July 31, 2021.

IMPAIRMENT OF GOODWILL

During the year ended July 31, 2022, the Company identified indicators of impairment as the Company’s carrying value of the Company’s only material cash generating unit (the “Canadian Operations CGU”) exceeded market capitalization. The Company performed an impairment test and valuation of the Canadian Operations CGU resulting in a full impairment of the goodwill arising from the acquisitions of Zenabis, Redecan and 48North (see note 16 of the financial statements).

As a result of the above, the Company no longer carries Goodwill, and as such no further impairments were recognized in the current period.

There were no impairments of goodwill during the comparative periods.

IMPAIRMENT OF INVESTMENT IN ASSOCIATE

On July 31, 2022, the Company identified additional indicators of impairment related to the Truss LP investment, as a result of a further reduction in the financial outlook predicated on budget to actual trends and certain market data. The Company tested the investment for impairment and recorded an impairment loss as outlined below. The recoverable amount was based on the estimated fair value less costs of disposal, which was determined based on an income approach using discounted cash flows (“DCF”). In addition, to further corroborate the DCF valuation, a secondary valuation was completed using adjusted net asset method determined by measuring the underlying assets and liabilities on the balance sheet of Truss on the measurement date to their respective fair value. The tangible non-financial assets are adjusted to reflect their current replacement cost using comparable market data adjusted for economical obsolescence. As a result, an additional impairment loss of $30,835 was recorded.

13 MD&A

On January 31, 2022, the Company recorded impairment on the investment in Truss LP as there existed indicators of impairment and as such management performed discounted cash flow valuation which resulted in impairment down to its recoverable amount. The historical carrying amount of the Truss LP investment included $42,300 related to the fair value of warrants issued to Molson Canada as part of the initial investment in 2018. These warrants expired unexercised in October 2021.

There were no impairments during the comparative periods.

ACQUISITION, INTEGRATION AND TRANSACTION COSTS

During Q4’22, the Company realized expenses related to closing costs associated with executing the amending and reassignment of the senior secured convertible note to Tilray.

During the Q3’22, the Company realized expenses related to the activity associated with executing the Definitive agreement. In the first and second quarter of fiscal 2022, these expenses related to the acquisition and integration of Redecan, 48North and Zenabis. include closing costs, legal expenses, broker compensation, costs associated with the special shareholders meeting to approve the Redecan transaction, due diligence, consulting, integration, and other applicable costs.

The comparative period of fiscal 2021, the Company began incurring expenses relating to the acquisitions of 48North and Redecan as well as integration costs associated with the acquisition of Zenabis.

Other Income and Losses

	For the three months ended			For the year ended
	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	$	$	$	$	$
Interest and financing expenses	(4,371)	(5,147)	(23,756)	(20,073)	(32,124)
Interest income	501	183	544	1,651	1,601
Net gain on extinguishment of debt	20,534	-	-	20,534	-
Finance income (expense), net	16,664	(4,964)	(23,212)	2,112	(30,523)

Revaluation of financial instruments gain	1,791	3,147	7,304	44,271	(2,283)
Share of loss from investment in associate and joint ventures	(2,482)	(1,856)	(603)	(9,157)	(6,505)
Fair value gain/(loss) on convertible debenture	-	-	514	-	1,260
Fair value loss on senior secured convertible note	(2,812)	(2,948)	1,751	(45,820)	1,751
Amortization of day 1 loss	(49,878)	(12,162)	(9,229)	(86,974)	(9,229)
Gain on sale of interest in BCI	-	-	-	9,127	-
Loss on investments	(140)	-	790	(716)	1,994
Net gain on loss of control of subsidiary	25,009	-	-	25,009	-
Foreign exchange gain/(loss)	(1,058)	(527)	12,944	(666)	9,108
Other income and losses	16,498	(413)	252	18,118	4,763
Non-operating income (expense), net	(13,072)	(14,759)	13,723	(46,808)	859

INTEREST AND FINANCING EXPENSES

As a part of amending the Definitive Agreement, the Company issued 67.7 million common shares to HTI, valued at $17,900. The remaining balance of recognized interests and financing expenses remained flat quarter over quarter. In Q4'21, the Company paid $17,564 closing and advisory fees related to the Senior secured convertible note.

Compared to the same three and nine-month period in fiscal 2021, interest and financing fees have increased due to the additional interest-bearing debt instruments assumed through business combinations.

REVALUATION OF FINANCIAL INSTRUMENTS

The applicable financial instruments are the US$ denominated warrants which are classified as a liability and remeasured at each period end date. The Q4'22, revaluation of the warrants resulted in a gain in the current period, due to the decrease to the Company's underlying share price. The decreased gain as compared Q3'22 and Q4'21, is due to lower share price volatility. The number of outstanding US$ warrants remains consistent quarter over quarter.

Similarly, the significant revaluation gain for the year ended July 31, 2022 as compared to year ended July 31, 2021 is the result of a greater volatility in the Company's share price.

14 MD&A

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The Company accounts for its interests in associates and joint venture under the equity method and as such recognizes the applicable portion of their financial results onto the consolidated statement of comprehensive loss.

Quarter over quarter, these losses increased due to increase marketing and promotional expenses incurred by Truss as they launched new products and continue to strive for increased market share in the cannabis beverage segment. During Q4'21, the Company's former joint venture, Belleville Complex Inc. recognized additional rental income and reduced net losses. The Company disposed of this venture in the Q2'22 realizing a gain on disposal of $9,127. As a result, no equity loss pick up was realized in the current period.

The losses from investments in associates and joint ventures for the year ended July 31, 2022, have increased compared to fiscal 2021 in conjunction with the increased size and scale of operations of Truss and Truss USA.

FAIR VALUE LOSS ON SENIOR SECURED CONVERTIBLE NOTE, AMORTIZATION OF DAY 1 LOSS & NET GAIN ON EXTINGUISHMENT

On July 12, 2022, the Company fully executed the Transaction Agreement in which the Note was amended and reassigned to Tilray from HTI. Management assessed the changes made to the Senior secured convertible note and determined that the modification should be accounted for as an extinguishment of the previous liability and then recorded the Amended Note at its fair value determined as of the date of the modification.

The Company recognized a gain on termination of $259,981, less the fair value of common shares and share rights issued of $17,900 and associated fees of $12,987. Upon extinguishment the remaining Day 1 loss was fully amortized, for an additional loss of $49,878.

Upon inception, the Amended senior secured convertible note was recognized at a fair value in the amount of $208,560 (see section ‘Amended senior secured convertible note’ (Tilray)’) and the total net gain on extinguishment amounted to $20,534.

Quarter over quarter, the fair value gain recognized has remained relatively flat. The loss on revaluation is offset by the Company’s $1,971 loss on credit spread, recognized through Other Comprehensive Income. The Q4’22 loss on credit spread is a function of the decreased credit spread risk input to valuation of the note as compared to the previous period.

During the year ended July 31, 2022, the Company recognized a cumulative fair value loss of $45,820 and fully amortized the day 1 loss, realizing a total loss of $86,974. The loss on revaluation was offset by the Company’s $23,964 gain on credit spread, recognized through Other Comprehensive Income.

NET GAIN ON LOSS OF CONTROL OF SUBSIDIARY

On June 17, 2022, the Company’s wholly owned subsidiary Zenabis Global Inc. (“Zenabis”) as well as its direct and indirect wholly-owned subsidiaries (collectively, the “Zenabis Group”), filed a petition (the “CCAA Petition”) with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs. As a result of the CCAA Petition and the resulting loss of control over the Zenabis Group, the Company deconsolidated the assets and liabilities of Zenabis and effectively de-leveraged itself from the $50,732 senior note payable previously associated with Zenabis.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period on the USD denominated senior secured note and cash balances. The losses recognized during the period are due to the unfavorable quarter over quarter change in the CAD/USD rate on the senior secured convertible note and the Company's remaining USD cash balance.

The gain recognized in the fourth quarter of fiscal 2021 was the result of significantly increased US$ holdings due to proceeds of the May 2021 "At the Market Offering" held for the Redecan acquisition.

During the year ended July 31, 2022, the Company incurred a foreign exchange loss of $666, primarily attributable to rising CAD/USD FX rates on the senior convertible note. This represents a decrease of $9,774compared to the prior year, where the gain of $9,108 is driven by the Company’s increased restricted USD cash balance, stemming from the May 2021 “At the Market Offering” and ultimately utilized to help fund the Redecan acquisition in Q1’22.

OTHER INCOME AND LOSSES

On July 31, 2022, the Company executed the lease surrender agreement with its former lessor, which is controlled by a director of the Company. As a result, the Company wrote off the associated lease liability for a gain of $18,951. The gain was offset by a lease surrender penalty of $2,380.

15 MD&A

Adjusted EBITDA

As defined under section 'Non-IFRS Measures' Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Loss and comprehensive loss attributable to shareholders before taxes, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company's continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q4'22	Q3'22	Q2'22	Q1'22	Q4'21
	$	$	$	$	$
Loss and comprehensive loss attributable to shareholders before tax	(106,174)	(152,702)	(736,104)	(117,427)	(69,512)
Finance expense (income), net	3,870	4,964	5,058	4,531	23,211
Depreciation, included in cost of sales	5,112	4,814	5,973	4,969	2,308
Depreciation, included in operating expenses	2,652	1,579	1,140	2,057	1,728
Amortization, included in operating expenses	3,338	2,957	6,895	8,158	1,002

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(1,791)	(3,147)	(11,866)	(27,467)	(7,304)
Share of loss from investment in joint venture	2,482	1,856	2,669	2,149	602
Fair value losses on senior secured convertible note	52,690	15,110	76,666	(11,670)	6,964
Unrealized loss/(gain) on investments	140	-	297	279	(788)
Realized gain on disposal of investment in BCI	-	-	(9,127)	-	-
Foreign exchange loss/(gain)	1,058	527	4,582	(5,504)	(12,945)
Net gain on debt extinguishment	(20,534)	-	-	-	-
Net gain/(loss) on loss of control of subsidiary	(25,009)	-	-	-	-

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	11,826	8,903	9,966	12,760	14,148
Unrealized gain on changes in fair value of biological assets	(16,901)	(13,238)	(15,945)	(13,581)	(15,883)
Crystalized fair value adjustment on PPA	3,052	4,396	7,127	7,923	2,272

Restructuring costs & acquisition costs
Restructuring costs	3,788	2,804	4,524	3,989	1,562
Acquisition, integration and transaction costs	5,417	1,175	4,569	24,374	14,869

Other non-cash items
Share-based compensation, included in operating expenses	786	5,769	4,017	3,824	827
Share-based compensation, included in cost of sales	-	-	-	211	333
Write-off of biological assets and inventory	6,768	1,973	6,301	1,595	1,181
Write (up)/down of inventory to net realizable value	36,331	13,274	13,937	36,197	5,308
Impairment loss on goodwill	-	-	375,039	-	-
Impairment losses on property, plant and equipment	7,899	83,171	100,130	23,803	19,350
Impairment losses on intangible assets	-	-	140,839	-	-
Impairment of investment in associate	30,835	-	-	26,925	-
Recognition of onerous contract	1,000	-	-	-	-
(Gain)/loss of long-lived assets	396	(2,935)	(254)	329	19
Other income/(losses)	(16,498)	413	(2,031)	-	-
Adjusted EBITDA	(7,467)	(18,337)	(5,598)	(11,576)	(10,748)

The Company's Adjusted EBITDA was improved by $10,870, quarter over quarter. This was driven by the Company's 51% total cost savings in general, administrative, R&D, selling, marketing and promotion expense. The improvements are the result of the restructuring efforts and rightsizing of its operations and headcount (payroll expenses) (see section 'Operating expenses'). The Company notes that the impact of the $3,673 Health Canada cannabis fee (a 2.3% levy based upon the Company's total cannabis sales from the period of April 1, 2021 to March 31, 2022, net of shipping and purchased cannabis costs) is recognized in the third quarter each fiscal year. The Company's ongoing operating expenses3 as a percentage of net sales in Q4’22 was 44%,  an improvement of 21 percentage points from the previous quarter. Offsetting the above improvements to Adjusted EBITDA is the lower adjusted gross margin recognized in the period (see section ‘Cost of sales and gross margin before adjustments’).

3 General and administrative, marketing and promotion and research and development costs.

16 MD&A

Quarterly Results Summary

The following table presents certain unaudited financial information for each quarter of the past two fiscal years. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

		Q4 '22		Q3 '22		Q2 '22		Q1 '22
		$		$		$		$
Net revenue		42,494		45,569		52,763		50,188
Total loss and comprehensive loss		(102,367)		(146,663)		(690,254)		(116,908)
Weighted average shares outstanding		515,390,016		432,918,608		355,752,174		251,805,870
Loss per share - basic		(0.20)		(0.34)		(1.94)		(0.46)
Loss per share - fully diluted		(0.20)		(0.34)		(1.94)		(0.46)

		Q4 '21		Q3 '21		Q2 '21		Q1 '21
		$		$		$		$
Net revenue		38,760		22,660		32,880		29,468
Total loss and comprehensive loss		(67,959)		(20,708)		(20,839)		(4,197)
Weighted average shares outstanding		142,018,176		122,397,731		122,022,069		120,849,754
Loss per share - basic		(0.48)		(0.17)		(0.17)		(0.04)
Loss per share - fully diluted		(0.48)		(0.17)		(0.17)		(0.04)

		Q4 '20		Q3 '20		Q2 '20		Q1 '20
	$		$		$		$
Net revenue		27,145		22,132		17,007		14,499
Total loss and comprehensive loss		(169,532)		(18,837)		(298,167)		(60,016)
Weighted average shares outstanding		77,376,174		73,852,844		65,835,852		64,249,165
Loss per share - basic		(1.60)		(0.28)		(4.52)		(0.92)
Loss per share - fully diluted		(1.60)		(0.28)		(4.52)		(0.92)

Financial Position

The following table provides a summary of our consolidated financial position as at July 31st for past three fiscal years:

	July 31, 2022	July 31, 2021	July 31, 2020
	$	$	$
Current assets	271,647	693,558	305,703
Non-current assets	409,302	618,245	387,166
Current liabilities	335,076	503,638	82,487
Non-current liabilities	32,181	75,900	53,706
Total shareholders' equity attributable to HEXO Corp.	313,692	730,278	553,297

Current Assets

The following significant activities and events resulted in the net decrease of assets during the year ended July 31, 2022:

  The Company's cash and cash equivalents has increased by $15,776 and Restricted funds were reduced by $100,022 (see section 'Liquidity and Capital Resources').
  Cash held in escrow of $285,779 was utilized to acquire Redecan in Q1'22.
  The Company's inventory was reduced by 50%, from $135,327 as the result of the deconsolidation of Zenabis upon loss of control, which represented $49,266 of inventory at July 31, 2021. The remaining reduction is the function of lower carried stock of inventory to align to customer demand and reduce the risk of aged out product.
  Assets were classified as held for sale in the amount of $22,540 (July 31, 2021 - $nil) as the result of the Company's announced exiting of certain cultivation and manufacturing facilities (see section 'Facilities').
17 MD&A

Non-Current Assets

The following significant activities and events resulted in the net decrease of assets during the year ended July 31, 2022:

  Non-current assets have decreased as a result of the $88,189 full impairment of the Zenabis acquisition goodwill as the result of impairment of the HEXO CGU.
  The Company capitalized $11,187 to its investments in associates during the period. These were offset by the Company's share of losses in its joint venture and associates and the $57,760 impairment of the Company's investment in Truss LP.
  The business combinations of Redecan and 48North added $198,837 of intangible assets. However, in the previous quarter the Company impaired certain of these and other intangible assets in the amount of $140,839 (See section 'Operating Expenses).
  Similar to the above, the business combinations of Redecan and 48North added $135,527 of property, plant and equipment assets. However, throughout the fiscal year the Company impaired certain of these and other assets in the amount of $215,003 (See section 'Operating Expenses).

Total Assets: FY 2021 vs. FY 2020

On July 31, 2021 the Company's total assets have increased by 89% from July 31, 2020. The following significant activities and events resulted in the net reduction of assets during the twelve months ended July 31, 2021:

  Total assets increased due to the business combination of Zenabis, inclusive of $88,189 of Goodwill and $34,314 of acquired intangible assets (brands and licenses).
  The Company's cash and cash equivalents fell $116,711.
  Restricted cash significantly increased due to $385,474 of cash raised through the senior secured convertible note set aside for the Redecan acquisition and certain other contractual obligations.
  Since July 31, 2021, inventory has increased as the result of significantly increased from Zenabis acquisition and the increase in average yields of the Company's biological assets as well as greater bud to trim yields;
  Biological assets increased due to expected yields increased period over period due to entering a higher yielding, increased number of plants and weather favorable season to harvest;
  The acquired property, plant and equipment assets from Zenabis were $129,074. Outside of these acquired assets, property, plant and equipment decreased as total depreciation and impairments losses exceeded the periods non business combination related additions. This is reflective of reduced construction in progress and capital projects as operations approach scale; and
  The Company made a capital contribution of $4,250 to Truss during the period, which was offset by the Company's share of losses in its joint venture and associates, resulting in a net decrease to the assets of $1,627.

Current Liabilities

The following significant activities and events resulted in the net decrease of current liabilities during the year ended July 31, 2022:

  Accounts payable and accrued liabilities remained consistent. The additional operations of two acquired entities resulted in an increase of liabilities of $8,490. The Company also recognized additional accruals such as; the lease break penalty of Belleville, executive severance and a broker success fee associated with the reassigning of the senior secured convertible note. Offsetting this increase was the derecognition of liabilities attributable Zenabis upon the loss of control ($12,433 on July 31, 2021) and to the Company's CIB division after a change in the Company's arrangement with Truss LP following the receipt of their cannabis processing license (see 'HEXO CIB (Cannabis Infused Beverages).
  On July 12, 2022, the Company amended and reassigned the Senior secured convertible note from HTI to Tilray. Upon extinguishment of the Senior secured convertible note and recognition of the Amended senior secured convertible note, a $36,070 net decrease to the Company current debt was recognized.
  The Company derecognized the Zenabis Debenture (see section 'Litigation') upon the loss of control when Zenabis filed for CCAA. The debenture had a value of $50,159 of principal and $1,509 of accrued and unpaid interest at the date of derecognition.
  The fair value of the Company's USD denominated warrant liabilities fell $5,016 as the result of a lower share price.
  The Company's December 2019 convertible debentures were reclassified as current liabilities from long term in the prior year, as they mature December 2022. As of the date of this MD&A management is actively working on a refinancing plan to potentially modify the debt arrangement and extend the maturity date beyond FY23.
18 MD&A

Long-Term Liabilities

During year ended July 31, 2022 long-term liabilities decreased from July 31, 2022 due to the following:

  The Company derecognized the lease liability upon exiting its Belleville facility lease arrangement. The Company had 11 years remaining on the lease prior to the exit, amounting in a lease liability reduction of $23,430.
  Due to the loss of control of Zenabis, the Company also derecognized a lease liability of $16,180 associated with the dormant Langley leased facility.
  The December 2019 convertible debentures were classified to a current liability as the debt approaches maturity in December 2022 as stated above.
  In contrast to the above, the Company recognized a deferred tax liability of $28,144 (recognized on the business combination of Redecan), offsetting the above long term liability reductions.

TOTAL Liabilities: FY 2021 vs. FY 2020

Current liabilities on July 31, 2021 increased year over year due to the following:

  Accounts payable and accrued liabilities approximately doubled as the result of:
  The additional payables obtained through the acquisition of Zenabis;
  Increased scale of operations at the Company's CIB division; and
  Accrued transaction and agent fees related to acquisitions.
  The current portion of the unsecured convertible debenture acquired on business combination was $3,406;
  Current portions of loans and borrowings increased due to $50,159 of debt acquired on the business combination of Zenabis; and
  Issuance of a senior secured convertible note increased by $367,699.

Long term liabilities increased year over year due to the following:

  Convertible debt accretion amounted to $4,120; and
  The long-term lease liability increased significantly due to the acquisition of capital leases on the business combination of Zenabis.

Shareholders' Equity

During the year ended July 31, 2022, the net decrease to shareholders' equity was due to the following:

  Share capital increased due to; $27,266 of share issuances on the Company's ATM program (which ran until February 2022); $230,232 of capital was issued on the Redecan and 48North transactions; $184,525 of capital was issued on senior secured convertible note redemptions; and $135,645 of capital raised through the August 2021 underwritten public offering. The Company issued $17,900 in equity consideration to HTI in association with the senior secured convertible note amendment and reassignment.
  On a net basis, the Company's shares-based payment reserve increased as the result of compensation expenses of $12,263. offsetting $9,513 of expired vested stock options.
  Warrant reserve decreased by $42,486 mainly due to the expiry of warrants which had been issued as compensation in the formation of Truss LP in October 2018. The warrant reserve was increased by $769 on the issuance of replacement warrants associated with the acquisition of 48North.
  The Company's contributed surplus increased due to the expiry of warrants and stock options as stated above.

Liquidity and Capital Resources

Cash Flow Highlights

For the year ended	July 31, 2022	July 31, 2021
Cash (used)/generated through:	$	$
Operating activities	(116,686)	(43,068)
Financing activities	148,786	377,972
Investing activities	(16,324)	(451,615)
Ending cash balance	83,238	67,462

Operating Activities

Net cash used from operating activities for the year ended July 31, 2022 increased from $43,068 in the comparative period to $116,686to the current period. Cash used through operating activities generally increased due to the increase in size and scope of the Company. Other contributing factors include:

19 MD&A

  The Company’s general and administrative expenses increased by 46% (July 31, 2021 - $58,187), while marketing and promotion expenses increased by 122% (July 31, 2021 - $10,348).
  Cash based acquisition and transaction costs related to M&A  associated integration costs and refinancing of the senior debt amounted to $35,538 (July 31, 2021 - $17,174) as well as restructuring costs of $15,105 (July 31, 2021 - $1,721).

Financing Activities

Net cash generated from financing activities for the year ended July 31, 2022 increased from the comparative period due to the following events and transactions:

  Net cash generated from issuance of common shares through the underwritten public offering in August 2021 was $174,900; and $27,266 from the Company’s ATM program.
  During the period, the Company made cumulative principal and interest debt payments $15,060; and
  The Company also utilized the $10,111 of cash proceeds from the sale of its investment in BCI towards repayment of the Senior secured convertible note.
  The Company made cash payments of $12,885 for the settlement of redemptions on the Senior secured convertible note.

Investing Activities

Net cash used for investing activities for the year ended July 31, 2022 increased from the comparative period due to the following events and transactions:

  The Company's $283,775 of Cash held in escrow, which had been raised through the Senior secured convertible note in May 2021, was fully utilized, as intended, to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering. The total net cash used in the fiscal year for the acquisition of Redecan and 48North was $97,382;
  $111,589 of restricted funds were unrestricted upon the amending and reassigning of the senior secured convertible note.
  The Company received net proceeds from the sale of its investment in BCI of $10,111;
  The Company restricted funds of $7,341, generated by the sale of property as obligated by the terms of the senior secured convertible note;
  Capital additions to property plant and equipment were reduced by $5,126 as capital projects were reduced during the fiscal year upon restricting. This reduction has been offset by a $4,747 increase in intangible asset project spend, primarily associated with the Company's development and implementation of its new ERP; and
  Cash contributions of $11,221 (July 31, 2021 - $5,033) were made to Truss LP and Truss USA.

Senior Secured Convertible Note (HTI)

	Pre- Amendment July 12, 2022	Pre- Amendment July 12, 2022	July 31, 2021	July 31, 2021
Senior Secured Convertible Note	US$	$	US$	$
Opening balance, beginning of the year	364,847	454,673	–	–
Issued at fair value	–	–	407,284	491,714
Early conversions	–	–	(413)	(497)
Redemptions	(177,017)	(223,148)	(27,500)	(33,525)
Gain on fair value adjustment	11,925	15,784	(14,524)	(18,100)
Foreign exchange loss	–	12,672	–	15,081
Balance upon amendment (Note 20)	199,755	259,981	364,847	454,673
Unrecognized Day 1 Loss
Opening balance, beginning of the year	(72,214)	(86,974)	–	–
Unrecognized loss deferred at issuance	–	–	(79,684)	(96,203)
Recognized loss during the period	72,214	86,974	7,470	9,229
Ending balance, end of the period	–	–	(72,214)	(86,974)
Total balance, end of period, net	199,755	259,981	292,633	367,699

On May 27, 2021 (the “Issuance date”), the Company issued a Senior Secured Convertible Note (the "Note") directly to an institutional purchaser, HT Investments MA LLC (“HTI”), and certain of its affiliates or related funds (collectively, the “Holder”) at a principal amount of $434,628 (US$360,000). The Note was sold at a purchase price of $395,511 (US$327,600), or approximately 91% of the principal amount (“transaction price”). The Note bore no periodic cash interest payments and was due for payment on May 1, 2023 (the “maturity date”) at 110% of the principal amount (the “Redemption Amount”), if not converted or redeemed earlier. The Redemption Amount on Issuance date was $478,091 (US$396,000). The Company used a portion of the net proceeds of the Note to fund the acquisition of Redecan (Note 15). The Note was secured against the assets of HEXO Operations Inc. and its subsidiaries, as well as the assets of HEXO USA Inc and its subsidiaries. The Note was convertible, in full or in part, by the Holder into freely tradeable common shares of the Company at any time before the second last trading day before the maturity date at a conversion rate of 142.6533 common shares per US$1.00. The Note included different conversion and redemption options available to the Holder and the Company, subject to certain terms and limitations.

20 MD&A

Fair Value Measurement

The Note represented a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, was designated as FVTPL, as at least one of the derivatives significantly modified the cash flows of the Note and it was clear with limited analysis that separation was not prohibited. The changes in fair value of the instrument were recorded in the statement of net loss with changes in credit spread being recognized through Other comprehensive income.

The fair value of the Note was classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

	As at July 12, 2022	As at July 31, 2021	Initial recognition May 21, 2021
Share price	US$0.20	US$3.98	US$6.53
Dividend	$nil	$nil	$nil
Volatility	81%	85%	85%
Risk free rate	3.57%	0.327%	0.227%
Credit spread	38.57%	15.44%	16.06%

During the year ended July 31, 2022 the gain on fair value adjustments related to changes in credit spread amounted to $27,906 (July 31, 2021 – $1,169).

The fair value of the Note at initial recognition was determined using a valuation technique that included unobservable inputs. The Company identified a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (the “Day 1 loss”). The Company believed that time is a factor that market participants would take into account when pricing the note. Therefore, the unrecognized Day 1 loss was recognized on a straight-line basis in the statement of net loss over the contractual life of the Note. Upon extinguishment on July 12, 2022, the remaining amount of the Day 1 loss was accelerated and recognized in the statement of net loss.

Event of Default

On January 31, 2022, the Company failed to meet a financial covenant under the Note which required the Company to achieve positive adjusted EBITDA for the three-month period ended January 31, 2022. This was an event of default under the terms of the Note. On March 13, 2022, the Holder of the Note agreed to an irrevocable waiver of their rights in relation to the event of default. This waiver was then overridden by a forbearance to act upon the default event issued by the Holder as part of the Transaction Agreement. As the Holder did not irrevocably waive the default event but rather waived the right to act upon the default event, the Note remained in default through the period from January 31, 2022 to the date of extinguishment on July 12, 2022.

As a result of the default, the Holder obtained the option to declare the Note (or any portion thereof) to become due and payable immediately for cash in an amount equal to the Event of Default Acceleration Amount, as defined in the Note. The Event of Default Acceleration Amount is a cash amount equal to the greater of:

  (A) 115% of the outstanding principal amount of the Note, including any accrued and unpaid interest; and
  (B) 115% of the product of (i) the original conversion rate of 142.6533, (ii) the outstanding principal amount, including any accrued and unpaid interest, and (iii) the greater of:
    the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the acceleration notice is delivered; and
    the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the applicable Event of Default occurred.

Subsequent to the event of default on January 31, 2022, and up until extinguishment on July 12, 2022, the Note was carried at the amount payable on demand as under IFRS, the fair value of the note with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be repaid. The demand amount was calculated by reference to the Event of Default Acceleration amount, as defined in the agreement. Fair value was determined through the use of a model using a valuation technique that includes unobservable inputs and was less the amount payable on demand.

As the demand amount represented the higher amount, at the time of extinguishment on July 12, 2022 the Note was carried  at its demand amount of $219,730 (US $199,755), representing 115% of the outstanding principal on the date of extinguishment.

Amendment of the Note

On July 12, 2022, pursuant to a transaction agreement dated April 11, 2022, as amended on June 14, 2022 (the “Transaction Agreement”) among HEXO, Tilray Brands and HT Investments MA LLC (“HTI”), the terms of the Note were amended and restated and the Note was immediately thereafter assigned to Tilray Brands, pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022. The amended note is hereinafter referred to as the Amended Senior Secured Convertible Note (Note 20). As consideration for the amendment, HEXO issued 56,100,000 Common Shares and 11,674,266 rights exercisable for Common Shares to HTI, representing 12% of the outstanding principal of the Amended Note at the closing at the exercise price of CAD$0.40. On July 25, 2022, the rights were exercised.

21 MD&A

Management assessed the changes made to the Note and determined that the modification should be accounted for as an extinguishment of the previous liability and then recorded the Amended Note at its fair value determined as of the date of the modification.

As a result, the consolidated statements of net loss and comprehensive loss for the year ended July 31, 2022, includes a net gain on extinguishment of liabilities, detailed as follows:

$
Carrying value of Senior secured convertible note pre-amendment	259,981
Fair value of common shares and share rights issued on amendment	(17,900)
Transaction costs	(12,987)
Fair value of Amended senior secured convertible note	(208,560)
Net gain on extinguishment of debt	20,534

On January 18, 2022, the Company utilized cash proceeds from the sale of its interest in Belleville Complex Inc. to settle $10,111 of optional redemptions at a rate of 110% of principal (Note 1011). No shortfall cash payments were issued in the year ended July 31, 2022.

Amended senior secured convertible note (Tilray)

	July 31, 2022	July 31, 2022
	US$	$
Balance upon amendment (Note 19)	160,246	208,560
Gain on fair value during the year	3,805	4,880
Foreign exchange loss	–	(3,061)
Ending balance, end of the year	164,051	210,379

On July 12, 2022, the Company entered into the Transaction Agreement (Note 19), the terms of the Note were amended and restated and the Note was immediately thereafter assigned to Tilray Brands, pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the “Amended Note”, or the “Amended Senior Secured Convertible Note”).

Pursuant to the terms of the Transaction Agreement, Tilray Brands acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Amended Note and, concurrently, Hexo assumed an obligation to pay a US$1.5 million monthly fee, that represents a finance cost, until the earlier of the date all obligations of the Company pursuant to the terms of the Amended Note have been satisfied, extinguished or terminated, the conversion in full of the Amended Note, cancellation by Tilray and January 15, 2027.

The Amended Note matures on May 1, 2026, includes coupon interest at the fixed rate of five percent (5%) per annum, calculated daily, and is payable by the Company to the Holder semi-annually on the last business day of each June and December (commencing June, 2022). For the first year of the Amended Note, the Company is required to pay interest in cash. Unpaid interest at July 31, 2022 was $464 (July 31, 2022 - $nil).  Thereafter, until the maturity date, in the event that the Company is not in compliance with the Minimum Liquidity covenant, the Company shall be entitled to elect to add the amount of the interest to the Principal Amount of the Amended Note as capitalized interest. Subject to the terms of the Amended Note, unless the principal amount and the capitalized interest have previously been converted, on the maturity date, the Company shall pay the capitalized interest by way of conversion consideration.

Subject to certain limitations and adjustments, the Amended Note is convertible into HEXO Common Shares at the Holder’s option at any time prior to the second scheduled trading day prior to the maturity date, at a conversion price of CAD$0.40 per HEXO Common share as determined the day before exercise, including all capitalized interest. HEXO has the ability to force the conversion if the daily VWAP per common share is equal to or exceeds $3.00 per share for twenty consecutive trading days, subject to HEXO meeting the terms of the equity condition, as set out in the terms of the Amended Note.

The Company is not able to redeem or repay the Amended Note prior to May 1, 2026, without the prior written consent of the Holder.

The Company is subject to certain financial and non-financial covenants as set out in the terms of the Amended Note. Among other covenants, the Company is subject to a minimum liquidity covenant and is required to maintain an unrestricted cash amount equal to or greater than US$20.0 million. In addition, as of the last day of each three-month period starting with the three-month period ending April 30, 2023, the Company is required to have Adjusted EBITDA of not less than US$1.00 for the three-month period ending on such day. Adjusted EBITDA means for any fiscal quarter, the Adjusted EBITDA of the Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to the Holder or any Affiliate thereof during the applicable quarter.

22 MD&A

On the occurrence of an Event of Default, the Amended Note becomes due and payable immediately at the Event of Default Acceleration Amount, as defined under the Amended Note agreement. The Amended Note constitutes the senior secured obligation of the Company.

Fair Value Measurement

The Note represents a hybrid instrument containing a conversion feature. The Amended Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Amended Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the statement of net loss with changes in fair value attributable to changes in credit risk being recognized through other comprehensive income.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

	As at July 31, 2022	Initial recognition July 12, 2022
Share price	US$0.19	US$0.20
Dividend	$nil	$nil
Volatility	87.8%	80.7%
Credit spread	34.2%	38.6%
Conversion price	US$0.31	US$0.30- US$0.31

Risk free rates were selected based upon a SOFR curve at the valuation date. The curve’s period range was 3 months to 4 years.

A decrease of credit spread by 1% would increase the fair value of the instrument by $2,487.

Going Concern

During the year ended July 31, 2022, the Company reported an operating loss of $1,067,725; cash outflows from operating activities of $116,686and an accumulated deficit of $1,841,591 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $63,429 and held cash and cash equivalents of $83,238 as at July 31, 2022 ($67,462 at July 31, 2021) which management expects to be sufficient to meet the Company’s expected working capital and operating cash flow needs over the next 12 months. However, the Company also has 8% convertible debentures that mature in December 2022, which will require a cash repayment of $40,140 if the Company cannot extend the terms. Furthermore, the Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the Amended senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter of FY23.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company has taken the following actions:

  On July 12, 2022, the Company, Tilray Brands Inc. (“Tilray”) and HT Investments MA LLC (“HTI”) amended and restated the terms of the outstanding senior secured convertible note originally issued by the Company to HTI (the “Note”). The amended and restated convertible note (the “Amended senior secured convertible note”) was immediately assigned to Tilray pursuant to the terms of an amended and restated assignment and assumption agreement (Note 20).
  Concurrent with the debt restructuring, the Company received a non-binding Letter of Intent for a $180 million equity purchase agreement (the “equity line of credit” or “ELOC”), from an affiliate of KAOS Capital Ltd (“KAOS”), which could provide the Company access to $5 million capital per month over a 36-month period in order to help meet debt and interest repayments under the amended and reassigned secured note. Under the terms of the ELOC, the Company is to utilize 60% of the acquired proceeds towards the debt and interest payments associated with the Amended senior secured convertible note. The Company received conditional TSX approval on May 13, 2022, replaced and superseded by subsequent approval on June 29, 2022. As of October 31, 2022, the Company has yet to file the prospectus supplement qualifying the distribution and resale by the subscriber of the Put Shares and meet the minimum share price requirement of $0.10 per common share in the first three months and $0.30 thereafter, thus has not been able to draw upon the ELOC.
23 MD&A

  On June 17, 2022, the Company’s wholly owned subsidiary Zenabis Global Inc. (“Zenabis”) as well as its direct and indirect wholly-owned subsidiaries (collectively, the “Zenabis Group”), filed a petition (the “CCAA Petition”) with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs. As a result of the CCAA Petition and the resulting loss of control over the Zenabis Group, the Company deconsolidated the assets and liabilities of Zenabis and effectively de-leveraged itself from the $50,732 senior note payable previously associated with Zenabis.
  On July 15, 2022, the Company commenced the termination of the captive insurance program which resulted in the release of $29,994 in cash on September 1, 2022, that had previously been restricted (Note 6). The captive insurance program was replaced by a traditional insurance program that will require annual premiums.

During the second half of the fiscal year, the Company’s new management identified and commenced certain opportunities and cost savings initiatives to fundamentally realign the operating expenses and cashflows to address liquidity issues. These initiatives include:

  Entering into commercial agreements with Tilray including (i) a co-manufacturing agreement providing for manufacturing services between the parties, and (ii) a procurement and cost-savings agreement for efficiencies to be achieved in the business with respect to administrative services, third-party commercial services, procurement, internal distribution services on an ongoing basis through creation of an Efficiencies Committee with joint representation from HEXO and Tilray, and agreeing with Tilray to negotiate an agreement concerning international sales and supply arrangements.
  Reducing of the Company’s total headcount and restructuring the organization for expected future operating and administrative needs;
  Minimizing the Company’s spend on third party service providers and reducing professional fees; and
  Put in a plan to liquidate the Company’s previously announced decommissioned and available for sale assets.

Management believes that the above noted initiatives, combined with existing cash on hand will be sufficient to support operations over the next 12 months. Management is also currently assessing alternative refinancing and settlement options to mitigate the immediate cash payment requirement on the maturity of the 8% convertible notes.

However, there can be no assurances that financing alternatives will be available or available on terms that are acceptable to the Company or that the Company’s initiatives will yield sufficient liquidity or generate positive Adjusted EBITDA, in order for the Company toto meet its financial covenant requirements, and as such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Capital Resources

On July 31, 2022, adjusted working capital (see ‘Non-IFRS Measures’) totaled $146,950. The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of July 31, 2022, using the closing market price of the common shares on the TSX of $0.24.

As evidenced throughout the fiscal year, the Company is continuously assessing its capital and operational expenditures to streamline the business and cut down operational losses each period on the path to generating earnings per share.

The following table provides information about the Company's remaining funds from the recent public offering and private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

24 MD&A

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Use of Proceeds
Initiated in May 2021, then resumed in November 2021, ending February 2022	At-the-market public offering	$50,260

The net proceeds generated from the financing were approximately $46,564.

The Company expects to use the net proceeds from the ATM Program for:

(i) costs associated with the Company's U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement;

(ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company's Belleville, Ontario facility;

(iii) potential future acquisitions;

(iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company's proposed acquisition of Zenabis Global Inc. ("Zenabis"); and

(v) repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.

The Company acquired US facility in Colorado in May 2021 utilizing proceeds of approximately $8.06 million.

The remaining raised proceeds from the first round of financing (May 2021) were used towards the funding of working capital and debt repayments. On a first in, first out basis, the funds were fully utilized at October 31, 2021.

During the year ended July 31, 2022, the Company raised an additional $27,773 proceeds.

Management has not altered the intended use of these funds since inception in May 2021.

On a first in, first out basis, the funds have been fully utilized for general business purposes and $nil remained outstanding at July 31, 2022.

The Company remained compliant with its stated intended use as at July 31, 2022

May 27, 2021	Senior Secured Convertible Note	US$327,600	The approximate net proceeds before closing fees from the financing were US$327,600. The Company expected to use virtually all the funds to finalize the acquisition of Redecan.

Upon receipt, as agreed upon, US$229,320 of the funds were placed into escrow intended for the acquisition of Redecan. The Company was subject to a covenant to restrict US$80 million of the funds for the future potential settlement of the senior note assumed on the acquisition of Zenabis May 24, 2021.

On August 30, 2021, the Company utilized the unrestricted funds raised to acquire Redecan.

Upon the close of Transaction Agreement with Tilray on July 12, 2022, the US$80,000 became unrestricted and available for use.

On a first in, first out basis, the funds have been fully utilized for general business purposes and $nil remained outstanding at July 31, 2022.

The Company was in compliance with the stated use of funds throughout the period.

Capitalization Table

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A July 31, 2022 and July 31, 2021.

	October 31, 2022	July 31, 2022	July 31, 2021
Common shares	600,988,447	600,988,447	152,645,946
Warrants	59,541,886	59,582,216	36,986,570
Options	24,510,835	24,687,068	12,018,143
Restricted share units	2,033,267	2,033,267	550,832
Deferred share units	4,088,386	4,088,386	-
Convertible debentures	3,175,633	3,175,633	3,175,633
Senior secured convertible note	-	-	92,668,816
Amended senior secured convertible note	598,621,767	556,882,200	-
Total	1,292,960,221	1,251,437,217	298,045,940

25 MD&A

The following table summarizes the Company's stock options outstanding as at July 31, 2022 and July 31, 2021.

	July 31, 2022		July 31, 2021
	Number of	Weighted	Number of	Weighted
	options	exercise price	options	exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	17,851,906	0.73	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(4,714,233)	4.47	(630,473)	12.80
Expired	(613,733)	22.20	(624,832)	25.95
Exercised	(17,024)	2.54	(410,051)	3.00
Closing balance	24,687,068	$0.73	12,018,143	$10.63

The following table summarizes the stock option grants during the year ended July 31, 2022 and July 31, 2021:

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
October 30, 2020	3.88	349,652	315,358	665,010	Terms A	10 years
December 22, 2020	5.44	380,673	960,100	1,340,773	Terms A	10 years
April 28, 2021	7.54	-	85,389	85,389	Terms A	10 years
June 17, 2021	7.43	75,000	45,613	120,613	Terms A	10 years
July 29, 2021	5.24	580,164	2,481,957	3,062,121	Terms A	10 years
Total		1,385,489	3,888,417	5,273,906
November 1, 2021	1.86	2,327,613	947,580	3,275,193	Terms A	10 years
March 21, 2022	0.75	2,491,034	2,254,069	4,745,103	Terms A	10 years
April 28, 2022	0.51	2,839,660	178,157	3,017,817	Terms A	10 years
June 16, 2022	0.28	6,192,033	621,760	6,813,793	Terms A	10 years
Total		13,850,340	4,001,566	17,851,906

Vesting terms A - One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at July 31, 2022.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$0.28-$0.75	13,984,612	9.78	1,925,669	9.65
$1.86-$9.92	7,422,273	7.90	5,497,265	7.55
$10.76-$34.00	3,280,183	6.46	3,237,557	6.46
	24,687,068		10,660,491

The following table summarizes RSU activity during the year ended July 31, 2022 and the year ended July 31, 2020.

	July 31, 2022		July 31, 2021
	Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	1,517,236	1.74	24,008	3.17-7.17
Replacement units issued on acquisition	–	–	223,506	8.61
Exercised – equity settled	–	–	(223,506)	8.61
Exercised – cash settled	–	–	(25,483)	5.62-8.60
Forfeited	(34,801)	3.30	(34,801)	11.76
Closing balance	2,033,267	$3.34	550,832	$7.91

The following table summarizes the RSUs granted during the year ended July 31, 2022 and the year ended July 31, 2021.

26 MD&A

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 30, 2020	$3.16	7,161	-	Terms A	10 years
June 17, 2021	$7.17	9,413	-	Terms A	10 years
July 29, 2021	$5.38	7,434	-	Terms A	10 years
Total		24,008
November 1, 2021	$1.74	1,517,236	-	Terms A	10 years
Total		1,517,236

Vesting terms A - One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

The following table summarizes DSU activity during the years ended July 31, 2022 and July 31, 2021.

	July 31, 2022		July 31, 2021
	Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	-	$-	-	$-
Granted	4,088,386	0.72	-	-
Closing balance	4,088,386	$0.52	-	$-

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. On July 31, 2022, there were no vested DSUs.

The following table summarizes warrant activity during the year ended July 31, 2022 and year ended July 31, 2021.

	July 31, 2022		July 31, 2021
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
Outstanding, beginning of year	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled[2]	(3,179,074)	33.86	(535,889)	4.09
Issued on acquisition	1,554,320	22.43	5,970,370	14.59
Issued	24,540,012	4.35	-	-
Exercised	-	-	(2,146,931)	4.10
Outstanding, end of year	59,582,216	$6.07	36,666,958	$8.85

1 USD denominated warrant's exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

2 Of the Company's expired and canceled warrants in the year ended July 31, 2021, 509,089 cancellations were due to cashless exercises of the Company's April 2020 and May 2020 warrants. In lieu of cash equal to the number of warrants exercised multiplied by the exercise price, the warrant holder forgoes the corresponding number of warrants which are effectively canceled.

3 Replacement warrants issued upon business acquisition.

The following table summarizes the warrants issues during the years ended July 31, 2022 and July 31, 2021.

Issuance date	Exercise price	Warrants issued	Expiry period
June 01, 2021 (issued on acquisition)	$3.96-$155.19	5,970,370	0.17-4 years
August 24, 2021	US$3.45	24,540,012	5 years
September 1, 2021 (issued on acquisition)	$6.42-$72.70	1,554,320	1.63-2.59 years

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

	2023	2024 – 2025	2026 – 2027	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	72,581	–	–	–	72,581
Excise taxes payable	6,421	–	–	–	6,421
Onerous contract	5,763	–	–	–	5,763
Convertible debenture and interest	40,140	–	–	–	40,140
Amended senior secured convertible note (3)	34,176	68,352	250,270	–	352,798
Undiscounted lease obligations	1,026	1,174	300	1,200	3,700
Capital projects (1)	3,000	–	–	–	3,000
Service contracts	7,100	758	226	79	8,163
Tilray advisory and cost savings agreement(4)	9,982	2,972	15,425	–	28,379
	180,189	73,256	266,221	1,279	520,945
27 MD&A

(1) The Company's stated capital projects commitments are disclosed on the basis of management's current capital budget and is subject to change.

(2) Lease based operating expenses represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

(3) Based on the cash payment at maturity of the total outstanding principal as at July 31, 2022 and assuming all interest are paid when due.

(4) Commercial agreements executed with Tilray Brands on July 12, 2022, as apart of the Strategic Alliance initiative and reassignment of the Company's Senior secured convertible note.

LITIGATION

Zenabis was previously a claimant and a respondent in a petition filed by Zenabis on February 19, 2021 for a determination of the amount required to repay and terminate a senior secured convertible debenture initially issued by Zenabis Investment Ltd. to 265 and held by Sundial Growers Inc. ("Sundial"). Following a strategic investment announced on December 30, 2020 by Sundial whereby Sundial acquired 265, the agent and nominee for lenders from time to time under the Amended and Restated Debenture (Fifth Amendment) (the "Zenabis Debenture") dated June 18, 2020 issued by ZenInv, 265 Ontario claimed that Zenabis was in default under the Zenabis Debenture. None of the alleged defaults are for failure to make payments of principal or interest under the Debenture. On February 19, 2021, Zenabis filed a petition for a determination of the amount required to repay and terminate the Zenabis Debenture and to obtain discharges of the Zenabis Debenture and related security. 265 Ontario has taken the position that the amount to discharge the Zenabis Debenture and related security interests was approximately $69,000,000. Zenabis believes the amount is approximately $53,000,000. The difference largely relates to whether a prepayment fee and default fees are payable under the Zenabis Debenture and to the amount to buy out and discharge the amended royalty contemplated by the Debenture. 265 Ontario believes the amount to buy out and discharge the amended royalty is approximately $13,700,000. Zenabis believes the amount is $0.  The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021 On December 17, 2021, the Supreme Court of British Columbia rendered judgment in the petition proceedings. The Court concluded that the proceedings have not been determinative of the issues raised by the parties since those issues are not suitable for disposition by petition, and that while the petition hearing may have clarified some of those issues, those issued have yet to be tried and the merits of these issues have yet to be determined. The Court further disposed that, should Zenabis still want to have those issues determined on their merits, it may prosecute them by way of action as commenced by filing notice of civil claim

Class Actions

As of July 31, 2022, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020.  The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at July 31, 2022 (July 31, 2021 - $nil).

As of July 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm Onerous contract

As of July 31, 2020, the Company is subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. ("Medipharm") seeking $9,800 for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations' former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. On July 25, 2022, the Company received a judgment from the court awarding the claim to the counterparty. In response, management has initiated an appeal from the decision and, as a result, the onerous contract liability remains as at July 31, 2022.

28 MD&A

Financial Risk Management

HEXO is exposed to risks of varying degrees of significance which could affect the Company's ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which HEXO is exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash, cash equivalents and restricted cash. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2022, the Company has $210,379 of outstanding principal on the amended and reassigned senior secured convertible note (Note 20) bearing interest of 5% per annum, paid semi-annually. The amended and reassigned senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

During the year ended July 31, 2022 the Company terminated the Senior secured convertible note with HTI (Note 19) and reassigned the note to Tilray brands (Note 20). One aspect of this debt restructuring is the elimination of the optional redemption feature providing the Company with relief from the risk of forced cash-settlements under the previous Senior secured convertible note. The sensitivity of the Amended senior secured convertible note due to price risk is disclosed in Note 20.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $22,335 (July 31, 2021 - $37,100). The following table presents the Company's price risk exposure as at July 31, 2022 and July 31, 2021.

	July 31, 2022	July 31, 2021
	$	$
Financial assets	504	2,492
Financial liabilities	(211,096)	(373,432)
Total exposure	(210,592)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash held in escrow, restricted cash and trade receivables. As at July 31, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,994 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however the utilized custodian is Citibank which holds a credit rating of A+. Subsequent to July 31, 2022, management entered into a new directors and officers insurance program which released the $29,994 from restricted funds.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss at July 31, 2022 is $1,927(July 31, 2021 – $66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at July 31, 2022 and amounted to $158,461 (July 31, 2021 – $522,908). During the year ended July 31, 2022 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 15).

29 MD&A

The following table summarizes the Company's aging of trade receivables as at July 31, 2022 and July 31, 2021:

	July 31,	July 31,
	2022	2021
	$	$
0-30 days	24,661	22,971
31-60 days	11,808	12,390
61-90 days	2,177	1,435
Over 90 days	4,353	625
Total	42,999	37,421

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the year ended July 31, 2022, the Company's recorded sales to the crown corporations; Société québécoise du cannabis ("SQDC") the Ontario Cannabis Store ("OCS") and the Alberta Gaming, Liquor and Cannabis agency ("AGLC") representing 17%, 30% and 15%, respectively (July 31, 2021 - SQDC, OCS and AGLC representing 42%, 20% and 14%, respectively) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations OCS and the AGLC representing 42% and 23%, respectively, of total trade receivables as at July 31, 2022 (July 31, 2021 - the three crown corporations SQDC, OCS and AGLC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 - Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements.  As at July 31, 2022, the Company has $83,238 (July 31, 2021 - $67,462) of cash and cash equivalents and $42,799 (July 31, 2021 - $37,421) in trade receivables. The Company has current liabilities of $335,076 (July 31, 2021 - $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $44,147 due before July 31, 2023.

Current financial liabilities include the Company's obligation on the Amended senior secured convertible note . As stated in Note 2, the Company has amended and reassigned the senior note to Tilray resulting in the extension of the notes maturity by 36-months as well as removing the optional redemptions clauses of the previous note. The notes are classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at July 31, 2022.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	72,581	–	–	–	–	–	72,581
Excise taxes payable	6,421	–	–	–	–	–	6,421
Convertible debentures (Note 18)	40,431	–	–	–	–	–	40,431
Undiscounted lease payments (Note 21)	1,026	587	587	150	150	1,200	3,700
	120,459	587	587	150	150	1,200	123,133

Amended senior secured convertible note (Note 20)	34,176	34,176	34,176	250,270	0	0	352,798
Total	154,635	34,763	34,763	250,420	150	1,200	475,931

Foreign Currency Risk

On July 31, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at July 31, 2022, approximately $104,215 (US$81,266) (July 31, 2021 - $434,838 (US$348,931)) of the Company's cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $1,042 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company's Amended senior secured convertible note is denominated in US$. The note bears an interest rate of 5%, payable in cash on a semi-annual basis. The sensitivity of the Amended senior secured convertible note due to foreign currency risk is disclosed in Note 20. As of the date of this report, the Company remains in the process of executing the Equity line of credit agreement with KOAS, which will provide the Company access to $5 million monthly, up to $180 million over a 36-month period, of which 60% is to be utilized towards the settlement of the Amended senior secured convertible note.

30 MD&A

Critical Accounting Estimates and Assumptions

HEXO's critical accounting assumptions are presented in Note 4 of the Company's annual audited consolidated financial statements for the year ended July 31, 2022, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO's profile on SEDAR and EDGAR.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company's operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the year ended	July 31, 2022	July 31, 2021
	$	$
Salary and/or consulting fees	2,520	2,321
Termination benefits[1]	10,914	1,008
Bonus compensation	1,400	800
Stock-based compensation	7,051	6,800
Total	21,285	10,929

1 Inclusive of non-cash, share-based compensation in the amount of $3,975 (July 31, 2021 - $nil)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Belleville Complex Inc.

The Company held a 25% interest in Belleville Complex Inc. ("BCI") with the related party Olegna Holdings Inc. ("Olegna"), a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. On January 18, 2022, the Company sold its 25% interest in BCI to the related party partner Olegna for net proceeds of $10,111 which were immediately used to partially repay the February 2022 optional redemption. On July 31, 2022, the Company terminated the lease with Olegna. The Company previously leased the facility as a 15-year anchor tenant from a related party. Under the lease surrender terms the Company incurred a penalty fee of $2,380 payable on July 31, 2022.

Initial consideration for the 25% interest on the joint venture was deemed $nil, the carrying value of BCI at disposal was $984 and therefore as a result of the above transaction the Company recognized a gain on sale of $9,127, recognized in other income and losses during the year ended July 31, 2022. Under this lease arrangement, the Company incurred $5,436 in lease and operating expenses during the year ended July 31, 2022 (July 31, 2021 - $5,369). This lease liability is recognized on the Company's balance sheet under IFRS 16.

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate.

The Company subleases a section of its Belleville lease to Truss LP. This sublease is recognized as a finance lease receivable on the Company's balance sheet.

Under a Temporary Supply and Services Agreement ("TSSA") with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage ("CIB") Facility (located at the Belleville facility) and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022.

During the year ended July 31, 2022, the Company purchased $912 (July 31, 2021 - $7,624) of raw materials from Truss LP under the previous TSSA arrangement and $14,308 (July 31, 2021 - $nil) of manufactured products under the new arrangement.

31 MD&A

HEXO Group of Facilities

The following provides information about HEXO's consolidated group of facilities as of the date of this MD&A:

Location	Purpose	Description
Masson, Quebec (Corporate Headquarters)	Cultivation & Manufacturing

The Company's Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

Fenwick, Ontario	Cultivation & Manufacturing

The approximately 400,000 sq. ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, purchasing and quality assurance. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023). The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

This facility accounts for the majority of Redecan's processing (extraction, bud drying, trimming and bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities.

Cayuga, Ontario	Cultivation & Manufacturing

The owned Cayuga Facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until May 1, 2023.

The primary functions of the site are cultivation of annual seasonal crops for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.
Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution

The Effingham Facility's cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

Facilities decommissioned and/or disposed of (or in the process thereof)
Location	Status	Description
Belleville, Ontario	Exited

The Belleville, Ontario facility, was a 932,190 sq. ft. leased commercial space and served as its centralized processing, manufacturing and distribution centre.

On April 21, 2022, management announced the closing of the Belleville facility and the intention to shift the manufacturing and processing operations to the Masson and Fenwick facilities in order to streamline operations and reduce overhead. The site was decommissioned over the course of Q4'22 and the Company ceased operations in July 2022.

On July 31, 2022 the Company formally surrendered the lease through an agreement with the related party and lessor, Olegna (a director-controlled entity).

Truss Beverage Co, (licensed for cannabis manufacturing effective October 1, 2021) continues to operate their 183,600 sq. ft. of subleased space under their own license at the facility.

Brantford, Ontario	Non-operational (formerly R&D)

HEXO's Brantford Facility previously served as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

The building remains held for sale as at July 31, 2022 on the Company's consolidated financial statements.

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Kirkland Lake, Ontario	Currently non-operational (formerly cultivation & manufacturing)

The Kirkland Lake Facility is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary of 48North) and comprises approximately 40,000 sq. feet of indoor cannabis cultivation and processing facility. The facility's license issued by Health Canada for Standard Cultivation and expired on February 11, 2022.

On November 9, 2021, management announced the decommissioning and closure of the facility, and this was completed January 31, 2022. The closure took place to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes. During Q4'22 management classified the facility as held for sale as at July 31, 2022, and as of the date of this MD&A the facility is not apart of the Company's go-forward operations.

Brant County, Ontario (Good House)	Non-operational (formerly cultivation & manufacturing)

The Good House Facility is a 100-acre farm located in Brant County, Ontario, which was acquired as part of the 48North acquisition. The facility's license was issued by Health Canada for Standard Cultivation, expired on February 4, 2022.

On November 9, 2021, management announced the decommissioning and closure effective January 31, 2022. The closure took place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The continues to be classified as held for sale as at July 31, 2022 on the Company's consolidated financial statements.

Vaughan, Ontario	Exited

HEXO's Vaughan, Ontario facility a leased facility that housed a cannabis research laboratory for the development of edible products and related intellectual property, and featured 14,200 sq. ft. of leased commercial space. The facility included a sensory testing area and a complete commercial kitchen.

Atholville, New Brunswick	Cultivation (ownership lost through Zenabis CCAA filing)

The Company owned a facility in Atholville NB, (obtained through the acquisition of Zenabis on June 1, 2021) which is a 380,000 sq. ft. indoor growing facility in Atholville, New Brunswick.

The Company lost its right of use of the asset upon the closing of the CCAA filing process on September 30, 2022.

Stellarton, Nova Scotia	Non-operational (ownership lost through Zenabis CCAA filing)

The Company obtained the Stellarton Facility by way of the acquisition of Zenabis on June 1, 2021. The 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, was used as a packaging, processing and value-added cannabis product manufacturing facility. In Q1'22 management announced the closure of Stellarton, to centralize product cultivation, manufacturing, and distribution to core facilities and for cost saving purposes.

The Company lost its right of use of the asset upon the closing of the CCAA filing process on September 30, 2022.

Langley, British Columbia	Non-operational (ownership lost through Zenabis CCAA filing)

The Langley Facility was acquired by the Company through the acquisition of Zenabis on June 1, 2021. The facility was a leased 450,000 sq. ft. greenhouse located in Langley, British Columbia which was previously retrofitted for cannabis cultivation and processing.

The Company has terminated operations at the Langley Facility in order to realize synergistic cost savings, as intended upon acquisition.

The Company lost its right of use of the asset upon the closing of the CCAA filing process on September 30, 2022.

Management's Report on Internal Controls over Financial Reporting

Management's Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

On August 30, 2021, the Company acquired Redecan, and therefore the scope of management’s assessment of internal control over financial reporting at July 31, 2022 excludes 28% of consolidated total assets and 31% of consolidated net revenues, attributable to Redecan.

Management concluded that internal control over financial reporting was not effective as of July 31, 2022 as a result of material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified material weaknesses that existed as of July 31, 2022. For the year ended July 31, 2022, the Company identified material weaknesses in the Company's control environment, risk assessment procedures, monitoring activities, anti-fraud control activities, information and communication processes, control activities, period-end financial reporting, non-routine, unusual or complex transactions, transaction-level control activities, and information technology general controls.  While material improvements have been made, these material weaknesses remain unremediated at July 31, 2022 and we continue to provide disclosure of these material weaknesses under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

i. Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

  Risk Assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.
  Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.
  While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. Control deficiencies were identified in both the fraud risk assessment and the design and monitoring of the Company’s whistleblower hotline.
  Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities. Significant changes to the composition of the board and senior management have also impacted information and communication, as well as the overall control environment.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

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ii. Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Throughout the period, the Company was not able to maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company was impacted by a material level of employee turnover, both voluntary and involuntary. The Company was also impacted by lean available talent pool which is driven by certain macro-economic factors, this proved it difficult to find suitable talent to replace these vacancies. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

  The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.
  The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not adequately maintain controls over a number of significant processes, including purchases-to-pay, revenue and receivables, treasury, inventory, biological assets, property, plant and equipment, borrowings, business acquisitions, intangible assets, leases, equity accounted investments, equity and financial reporting close processes.
  The Company did not maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company failed to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to material acquisitions.

These material weaknesses resulted in audit adjustments to inventory, loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, revenue, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2022. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

iii. Information Technology General Controls

The Company did not design and maintain effective controls over some information technology ("IT") general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to:

  User access controls, as although user access termination controls were designed during the current year, these controls were not operating effectively at year end. In addition, user access provisioning and review controls have not been designed properly and as a result have not operated effectively; and
  Testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

We have determined that program change management controls for financial systems and the related controls over computer operations that were previously ineffective have now been remediated.

The IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As disclosed in the prior year, management, with the assistance of external specialists, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

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  We are continuing to implement additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company's standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.
  As of the date of this MD&A, we have bolstered the collective finance and accounting departments internal controls and accounting knowledge with new full-time employees. Management has also restructured the organizational chart to more clearly defined roles and responsibilities as needed to meet the needs of the internal control environment.
  We have engaged external specialists to assist management with the testing of internal controls and provide advisory services for the remediation efforts. As a result, we continue to assess risks related to financial reporting, understand and document significant financial reporting processes, and reassess the design and operation of key controls. We have also strengthened monitoring controls, by implementing internal control oversight meetings with our Audit Committee as we work through our remediation plan.
  Beginning in November 2021, we designed a more robust anti-fraud program, including the transitioning to a third-party service providers for the monitoring of the Whistleblower hotline. Management has implemented an annual review and acknowledgment of the Code of Ethics for all personnel.
  We continue to be in the design and development stage of an ERP and IT ecosystem project, which will be implemented in the next fiscal year and replace our existing ERP systems. The new ERP is expected to provide the basis for a more standardized approach to ICFR across the Company, improve functionality and reduce reliance on manual spreadsheets. We are in the process of redesigning system development life cycle controls, and in particular those controls over testing and data validation for program development to ensure that the new ERP is aligned with business and IT requirements.

While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

The effectiveness of the Company's internal control over financial reporting as of July 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company's internal control over financial reporting during the Company's quarter ended July 31, 2022 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company's fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 31, 2022 available under our profile on www.sedar.com and www.edgar.com.

  The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, ,to generate positive cash flows from operations and to comply with the financial and non-financial covenants associated with Convertible notes payable. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

  The Company's ability to make scheduled payments of interest under the Amended senior secured convertible note or repay upon maturity of the note in May 2026. The Company's business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the note. The Company is in the process of securing an equity line of credit to be utilized towards the payment of interest on the Amended senior secured convertible note. However, as of the date of this MD&A the line of credit has not been secured and there can be no guarantee that regulatory clearance will be provided.
  The Company is subject to certain financial and non-financial covenants set forth in the Amended senior secured convertible note. The note contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. The Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the Amended senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company's third quarter of FY23. Upon an event of default under the Senior Notes, the outstanding principal amount of the Senior Notes plus any other amounts owed under the Senior Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Amended senior secured convertible note, and the Secured Noteholder could foreclose on the Company's assets. An event of default would also likely significantly diminish the market price of our Common Shares.
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  If the principal amount of the Amended senior secured convertible note is not converted into Common Shares or the Company does not pay for accrued interest under the Amended senior secured convertible note in equity, there will be a requirement for a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior Secured Convertible Notes.
  Starting on December 1, 2021, the Company began experiencing trading days when its Common Shares have traded below US$1.00. On January 25, 2022, the Company was notified by the Nasdaq that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Standard. The Nasdaq notice provided that the Company had 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Standard (the "Initial Cure Period"). The Company's deadline for regaining compliance with the Minimum Share Price Listing Standard was July 25, 2022 (the "Initial Cure Deadline"). On July 26, 2022, with the Company not having regained compliance by the Initial Cure Deadline, the Company received an extension of 180 calendar days to regain compliance with the Minimum Share Price Listing Standard (the "Supplemental Cure Period"). The Nasdaq determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq with the exception of the Minimum Share Price Listing Standard, and the Company's written notice of its intention to cure the deficiency during the Supplemental Cure Period by effecting a share consolidation, if necessary. As a result of the extension, the Company now has until January 23, 2023, to regain compliance with the Minimum Share Price Listing Standard. If at any time before January 23, 2023, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written notification to the Company that it has achieved compliance with the Minimum Share Price Listing Standard.
  Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.
  While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.
  The volatile Canadian cannabis industry has resulted in HEXO and it licensed producer peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.
  The Company has experienced a high volume of voluntary and involuntary turnover of its employees across all levels of management and departments. The Company may not be successful in the retention or replacement of key personnel which may result in a variety of risks, including but not limited too and failure to meet the Company's financial reporting obligations, failure to adhere to the Company's internal control framework (see section 'Management's Report on Internal Controls over Financial Reporting').
  The Company may not be successful in the integration of acquisitions into our business (see 'Cautionary Statement Regarding Forward-Looking Statements').
  We have identified multiple material weaknesses in our internal controls as of July 31,2022 and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO's shares may be adversely affected. While preparing and auditing our consolidated financial statements for the year ended July 31, 2022, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2022.  In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in "Management's Report on Internal Control over Financial Reporting" section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management's assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
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  The Company may not be able to develop and/or maintain strong internal controls and be SOX compliant by the mandated deadline.
  The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO's control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.
  Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.
  We may issue additional securities to finance future activities outside of the Offering. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company's outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.
  HEXO has in the past made and may in the future make acquisitions and investments that could divert management's attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the acquired entities.
  Based upon the nature of the Company's current business activities, the Company does not believe it is currently an "investment company" ("IC") under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.
  The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company's ability to expand its business internationally.
  The Company's ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.
  We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.
  We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.
  We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.
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  Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.
  Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public's perception of the Company.
  We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.
  Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.
  The Company's ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company's operations.
  The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.
  We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.
  Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.
  Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.
  Conflicts of interest may arise between the Company and its directors.
  The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.
  Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.
  There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.
  An investment in our securities is speculative and involves a high degree of risk and uncertainty.
  We may issue additional common shares in the future, which may dilute a shareholder's holdings in the Company.
  The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("Adjusted EBITDA")

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes

(recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) infrequent expenses, plus (minus) other non-cash items. See Adjusted

EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, infrequent expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in "Gross profit before fair value adjustments." The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

ORGANIC GROWTH/VARIANCES

Organic growth is representative of the Company's results and earnings adjusted to eliminate the financial impact from mergers and acquisitions when comparing results to a past period.

CRYSTALIZED FAIR VALUE OR CRYSTALLIZATION

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in 'Realized fair value amounts on inventory sold' but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory's day one cost on the acquisition date.

WORKING CAPITAL

Defined as the Company's current assets less current liabilities net of the fair value of the Amended senior secured convertible note but inclusive of the US$18m FY23 advisory fees. The note is classified as a current liability as the lender possess the ability to unilaterally convert the note to equity and therefore does not represent a cash-based liability to the Company within one-year of July 31, 2022. Working capital is utilized as a key metric for management in assessing the Company's ability to meet its future obligations.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company's statement of loss and comprehensive loss for the three and six months ended January 31, 2022.

ADJUSTED COST OF GOODS SOLD

Management utilizes this measure to analyze the cost of goods sold in the period excluding the impact of destructions, write offs, and impairments and to support the below gross profit before fair value adjustments measure. Management believes the measure is beneficial to provide insight to the costs of goods sold applicable to the periods revenue, and free of the impact of aged out stock and unsellable inventory written off during the period.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

Management utilizes this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

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ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company's perpetual sales activity vs. the future "to be" discontinued sales stream, cannabis infused beverages. As discussed in section 'Beverage Based Adult-Use Sales,' the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss operationalizes its cannabis selling license.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "may", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans", "continue", "objective", or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

  the Company's ability to implement its revised business strategy and realize the intended cost savings and benefits;
  whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;
  the Company's ability to manage and integrate acquisitions;
  the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S.;
  the development of new products and product formats for the Company's products;
  the Company's ability to obtain and maintain financing on acceptable terms;
  whether the Company has the ability to fund arising obligations;
  the impact of competition;
  the Company's Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;
  the changes and trends in the cannabis industry;
  changes in laws, rules and regulations;
  the Company's ability to maintain and renew required licences;
  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;
  the Company's ability to protect intellectual property;
  the Company's ability to retain key personnel;
  securities class action and other litigation to which the Company is subject; and
  the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see "Risk Factors" in the Company's 2022 Annual MD&A and Annual Information Form filed October 31, 2022. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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